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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          TRIDENT INTERNATIONAL, INC.
                           (NAME OF SUBJECT COMPANY)

                          TRIDENT INTERNATIONAL, INC.
                      (NAME OF PERSON(s) FILING STATEMENT)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  895934 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                ELAINE A. PULLEN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          TRIDENT INTERNATIONAL, INC.
                               1114 FEDERAL ROAD
                       BROOKFIELD, CONNECTICUT 06804-1140
                                 (203) 740-9333
 (NAME AND ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(s) FILING STATEMENT)

                            ------------------------

                                WITH COPIES TO:
                             JOHN J. EGAN III, P.C.
                          JOSEPH L. JOHNSON III, P.C.
                          GOODWIN, PROCTER & HOAR LLP
                                 EXCHANGE PLACE
                        BOSTON, MASSACHUSETTS 02109-2881
                                 (617) 570-1000

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Trident International, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 1114 Federal Road, Brookfield, Connecticut 06804-1140. The title of the class of equity securities to which this statement relates is the common stock, par value $.01 per share, of the Company (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Solicitation/Recommendation Statement relates to the tender offer by ITW Acquisition Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Illinois Tool Works Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated January 13, 1999 (the "Schedule 14D-1"), to purchase all of the outstanding Shares at a purchase price of $16.50 per Share, net to the seller in cash, without interest thereon, less applicable withholding taxes, if any, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 13, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 6, 1999 (the "Merger Agreement"), among Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation. Certain terms of the Merger Agreement are described below in Item 3(b)(2). A copy of the Merger Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

     Parent has formed the Purchaser in connection with the Offer and the Merger Agreement. The principal executive offices of each of Parent and the Purchaser are located at 3600 W. Lake Avenue, Glenview, Illinois 60025.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b)(1) The following describes material contracts, agreements, arrangements and understandings and any actual or potential conflicts of interest between the Company or its affiliates and the Company, its executive officers, directors or affiliates:

  Arrangements with President and Chief Executive Officer

     The Company has an executive employment agreement with its President and Chief Executive Officer Elaine A. Pullen, the term of which ends on November 1, 2000. The agreement may be terminated by the Company (i) if certain business performance goals established by the Board of Directors are not attained; (ii) if certain of Ms. Pullen's confidentiality obligations have not been met, or
(iii) if there are other grounds (as outlined in the agreement) for termination of the agreement by the Company. The agreement provides that Ms. Pullen will not, during or after the term of the agreement, disclose any confidential information (as defined in the agreement) pertaining to the business of the Company or to the business of any actual or potential client or customer of the Company, to any third party. Ms. Pullen is also subject to certain restrictions on competition with the Company both during the term of the agreement and for one year after the termination of her employment for any reason. In consideration for the confidentiality provisions and the restrictions on competition, upon the expiration or termination of the agreement, or upon the leaving of the employ of the Company by Ms. Pullen, Ms. Pullen is entitled to one year's compensation (including base salary, bonus, the earned portion of any interest in a profit sharing or other similar plan, and all benefits (as outlined in the agreement)) to be paid within thirty days of the date of such expiration or termination or leaving the employ of the Company.

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     In addition, Ms. Pullen's executive employment agreement provides that in the event of the Involuntary Termination (as defined below) of her employment within two years following a change in control of the Company, Ms. Pullen is entitled to the following severance benefits: (i) the present value equivalent (on a 10% discounted basis) of salary continuation for three years (based on the base salary in effect on the date of such Involuntary Termination together with the ordinary and customary additional elements of compensation attendant to Ms. Pullen's position (other than stock options)); (ii) coverage for three years under all Company perquisites and benefit plans as if Ms. Pullen were still an active employee; (iii) the acceleration of all unexercised stock options (unless provision is made in connection with such change in control for the assumption of existing options or the substitution for such options of new options of the successor entity, with appropriate adjustments); and (iv) employment search assistance through a professional out placement organization and office and secretarial support for up to one year. The consummation of the transactions contemplated by the Merger Agreement will constitute a change in control under Ms. Pullen's executive employment agreement. In addition to actual termination of employment, the following events, among others, are deemed "Involuntary Terminations" under Ms. Pullen's executive employment agreement: (i) a reduction in base salary or the ordinary and customary additional elements of compensation (subject to certain exceptions based on performance or in connection with broadly based compensation reduction programs); (ii) a material reduction in Ms. Pullen's functions, duties or responsibilities; (iii) a geographic reassignment (greater than 50 miles); and/or (iv) a breach of the executive employment agreement by the Company; provided that if Ms. Pullen fails to object to a change of the type specified in (i) through (iv) within 180 days of any such change, she will be deemed to have waived her rights to severance with respect to such change.

     On January 6, 1999, the Company and Ms. Pullen amended certain provisions of Ms. Pullen's executive employment agreement. The amendment to the agreement provides that, in connection with a change in control occurring on or prior to April 30, 1999, the period during which Ms. Pullen must object to an event she believes constitutes an Involuntary Termination is extended until December 31, 1999 (rather than 180 days following the date of the alleged Involuntary Termination). In addition, the amendment provides that, if any portion of the payments to be received by Ms. Pullen in connection with an Involuntary Termination following a change in control would constitute an "excess parachute payment" under Section 280G of the Internal Revenue Code of 1986, as amended, the Company will provide a "gross-up" payment to Ms. Pullen sufficient to provide her with the same after-tax amount she would have received but for the excise and income taxes due under said Section 280G (or any additional taxes on such grossed-up amount). The amendment provides that the "gross-up" payment to Ms. Pullen shall in no event exceed $160,000. The other provisions of Ms. Pullen's executive employment agreement were not affected by the amendment.

     In connection with entering into the Merger Agreement, the Company's Board of Directors determined that Ms. Pullen will be entitled to receive an $80,000 bonus upon consummation of the Merger, so long as the Merger is consummated on or before April 30, 1999. Ms. Pullen has acknowledged that this payment will represent all bonus due to her during 1999 under her executive employment agreement. Ms. Pullen will also be entitled to certain payments under the Employee Retention Plan adopted by the Company in connection with the Merger Agreement, as described in more detail under "--Arrangements with Other Employees" below.

     Copies of Ms. Pullen's executive employment agreement, a letter agreement related thereto, the January 6, 1999 amendment, and the acknowledgment regarding Ms. Pullen's $80,000 bonus for 1999 are attached hereto as Exhibits 4, 5, 6 and 7, respectively, and are incorporated herein by reference.

  Arrangements with Chief Financial Officer

     The Company also has an executive employment agreement with its Chief Financial Officer J. Leo Gagne, the term of which ends on May 31, 2000. The agreement may be terminated by the Company (i) if certain business performance goals established by the Board of Directors are not attained; (ii) if certain of Mr. Gagne's confidentiality obligations have not been met, or (iii) if there are other grounds (as outlined in the agreement) for termination of the agreement by the Company. The agreement provides that Mr. Gagne will not, during or after the term of the agreement, disclose any confidential information (as defined in the agreement) pertaining to the business of the Company or to the business of any actual or potential client or customer of the Company, to any third party. Mr. Gagne is also subject to certain restrictions on competition

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with the Company both during the term of the agreement and for one year after the termination of his employment for any reason. In consideration for the confidentiality provisions and the restrictions on competition, upon the expiration or termination of the agreement, or upon the leaving of the employ of the Company by Mr. Gagne, Mr. Gagne is entitled to one year's compensation (including base salary, bonus, the earned portion of any interest in a profit sharing or other similar plan, and all benefits (as outlined in the agreement)) to be paid within thirty days of the date of such expiration or termination or leaving the employ of the Company.

     In addition, Mr. Gagne's executive employment agreement provides that in the event of the Involuntary Termination of his employment within two years following a change in control of the Company, Mr. Gagne is entitled to the following severance benefits: (i) salary continuation for two years (based on the base salary in effect on the date of such Involuntary Termination together with ordinary and customary additional elements of compensation attendant to Mr. Gagne's position (other than stock options)) (subject to the limitation of the foregoing salary and customary additional elements of compensation continuation during the second year following his Involuntary Termination by the amount of equivalent base salary, fees, and other compensation elements Mr. Gagne may receive from any employment, consultancy, board services or other similar business arrangement secured with another party during the second year of the two year continuation period, and the Company shall only be obligated to pay the difference between the aggregate of such salary continuation and elements, and the value of compensation received from another party, if less); (ii) coverage for two years under all Company perquisites and benefit plans as if Mr. Gagne were still an active employee (subject to mitigation during the second year following an Involuntary Termination); (iii) the acceleration of all unexercised stock options (unless provision is made in connection with such change in control for the assumption of existing options or the substitution for such options or new options of the successor entity, with appropriate adjustments); and (iv) employment search assistance through a professional outplacement organization and office and secretarial support for up to one year. The consummation of the transactions contemplated by the Merger Agreement will constitute a change in control under Mr. Gagne's executive employment agreement. The definition of the term "Involuntary Termination" in Mr. Gagne's executive employment agreement is the same as that contained in Ms. Pullen's executive employment agreement, as described above in "--Arrangements with President and Chief Executive Officer."

     On January 6, 1999, the Company and Mr. Gagne amended Mr. Gagne's executive employment agreement. The amendment clarified Mr. Gagne's obligations to mitigate the payments to which he would be entitled in connection with an Involuntary Termination following a change in control, but did not affect the other provisions of Mr. Gagne's executive employment agreement.

     In connection with entering into the Merger Agreement, the Company's Board of Directors determined that Mr. Gagne will be entitled to receive a $48,000 bonus upon consummation of the Merger, so long as the Merger is consummated prior to April 30, 1999. Mr. Gagne has acknowledged that this payment will represent all bonus due to him during 1999 under his executive employment agreement. Mr. Gagne will also be entitled to certain payments under the Employee Retention Plan adopted by the Company in connection with the Merger Agreement, as described in more detail under "--Arrangements with Other Employees" below.

     Copies of Mr. Gagne's executive employment agreement, the January 6, 1999 amendment thereto and the acknowledgment regarding Mr. Gagne's $48,000 bonus for 1999 are attached hereto as Exhibits 8, 9 and 10, respectively, and are incorporated herein by reference.

  Arrangements with Other Employees

     On January 6, 1999, in connection with entering into the Merger Agreement, the Company adopted an Employee Retention Plan (the "Retention Plan") for the benefit of the Company's officers and employees. As soon as practicable, the Company will, in consultation with Parent, designate those officers and employees of the Company who will be eligible to receive payments under the Retention Plan. The total amount which officers and employees will be eligible to receive under the Retention Plan is $475,000. Ms. Pullen and Mr. Gagne will be entitled to $137,750 and $37,750, respectively, under the Retention Plan. The remaining

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$300,000 under the Retention Plan will be allocated as soon as practicable among the Company's other officers and employees.

     In the event that the employment of any designated officer or employee under the Retention Plan is terminated (other than voluntarily by the officer or employee) between the closing of the Merger and the close of business on December 31, 1999 for any reason other than for good cause, such officer or employee will receive a payment in the amount designated under the Retention Plan. In addition, each designated officer and employee who is still employed by the Company or a successor to the Company on January 1, 2000 shall receive a payment in the amount designated under the Retention Plan.

     For purposes of the Retention Plan, a reduction in an officer's or an employee's (other than Ms. Pullen and Mr. Gagne) base salary, benefits, compensation plan or commission rate will be deemed to constitute a termination of such officer or employee. In the case of Mr. Gagne, any action which would constitute an Involuntary Termination under his executive employment agreement will be deemed to constitute a termination of his employment for purposes of the Retention Plan. Ms. Pullen will not be entitled to any payment under the Retention Plan in the case of an event that would constitute an Involuntary Termination (other than an actual termination) under her executive employment agreement. A copy of the Retention Plan is attached hereto as Exhibit 11 and is incorporated herein by reference.

     The Company also maintains a severance policy pursuant to which any employee of the Company whose employment is terminated without cause is entitled to severance in the amount of one week's compensation for each fully completed six month period that such employee has been employed by the Company or one of its predecessors. Pursuant to the Merger Agreement, Parent has agreed to maintain this severance policy at least until December 31, 1999.

     (b)(2) The following describes material contracts, agreements, arrangements and understandings and any actual or potential conflicts of interest between the Company or its affiliates and the Purchaser and Parent and their respective executive officers, directors or affiliates.

  The Merger Agreement

     In connection with the Offer, the Company has entered into the Merger Agreement with the Purchaser and Parent. A summary of the Merger Agreement is set forth below. A copy of the Merger Agreement is attached hereto as Exhibit 3, and the following summary is qualified in its entirety by reference to the text of the Merger Agreement, which is incorporated herein by reference.

     The Offer. The Merger Agreement provides for the commencement of the Offer by the Purchaser as promptly as practicable after the date of the Merger Agreement, but in any event not later than five business days following the public announcement of the Offer or the Merger Agreement. The obligation of the Purchaser to accept for payment and pay for any Shares tendered pursuant to the Offer is subject to the satisfaction of certain conditions, which are described below in "--Conditions to the Offer." Subject to the conditions to the Offer (and the other terms and conditions of the Merger Agreement), the Purchaser shall accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the expiration of the Offer. Unless it is extended on the terms described below, the Offer will expire at 12:00 midnight, New York City time, on Wednesday, February 10, 1999. The Merger Agreement provides that neither the Purchaser nor Parent will, without the consent of the Company, (i) amend the Offer to decrease the offer price or change the form of consideration to be paid in the Offer or (ii) except as required by law or any rule, regulation or interpretation in an opinion of counsel to Parent, or required by any position of the Securities and Exchange Commission (the "Commission") or the staff thereof, extend the expiration date of the Offer; provided that if the conditions to the Offer have not been satisfied, the Purchaser may (without the consent of the Company) extend the Offer for up to an aggregate of ten additional business days. In addition, if, immediately prior to the initial or any subsequent expiration date of the Offer, the Shares tendered and not withdrawn pursuant to the Offer equal less than ninety percent (90%) of the Shares then outstanding on a fully diluted basis, the Purchaser may, in its sole discretion, extend the Offer notwithstanding that all conditions to the Offer are satisfied as of such expiration date of the Offer; provided that, without the consent of the Company, under no circumstances shall the Offer be extended, whether pursuant to the terms outlined

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in this sentence or the terms outlined in the preceding sentence or any combination of the two, for more than ten business days.

     The Merger. The Merger Agreement provides that, as soon as practicable following the Offer and the fulfillment or waiver of the conditions described below in "--Conditions to the Merger," the Purchaser will be merged with and into the Company, with the Company being the surviving corporation, and each then outstanding Share (other than Shares owned by Parent, the Purchaser or any other direct or indirect subsidiary of Parent, Shares owned by the Company or any direct or indirect subsidiary of the Company (including treasury shares) and Shares held by holders who perfect any appraisal rights that they may have under the Delaware General Corporation Law (the "DGCL")) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive $16.50 in cash or such higher price, if any, as may be offered and paid in the Offer (the "Merger Consideration"). All Shares owned by the Company or any direct or indirect subsidiary of the Company (including treasury shares) and all Shares owned by Parent, the Purchaser or any other direct or indirect subsidiary of Parent will be canceled and retired without the payment of any consideration.

     Conditions to the Offer. The Merger Agreement provides that, subject to any applicable rules and regulations of the Commission (including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), and in addition to the conditions that (A) at least of a majority of the Shares outstanding on a fully diluted basis are validly tendered and not withdrawn prior to the expiration date of the Offer (the "Minimum Share Condition") and
(B) all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), having expired or been terminated, Parent and the Purchaser shall not be required to accept for payment, purchase, or (subject to any applicable rules and regulations of the Commission) pay for any Shares tendered, and may postpone the purchase of, or, subject to the restrictions set forth above, payment for Shares tendered and to be purchased by it, if at any time prior to the time of acceptance for payment of any such Shares, any of the following events shall occur:

          (i) there shall be any statute, rule, regulation or order promulgated, enacted, entered or enforced that is applicable to the Offer or the Merger by any United States federal or state court, legislative body or governmental agency or other regulatory administrative agency or commission of competent jurisdiction (each a "Governmental Authority") (A) restraining or prohibiting the making or consummation of the Offer or the transactions contemplated by the Merger Agreement, (B) prohibiting or restricting the Purchaser's (or any of its affiliates') ownership or operation of all or any material portion of the Company's business or assets, (C) imposing material limitations on the ability of the Purchaser effectively to acquire or to hold or to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by the Purchaser on all matters properly presented to the stockholders of the Company, (D) requiring divestiture by the Purchaser of any assets or of any Shares, or (E) making the acceptance for payment or payment for the Shares or consummation of the Merger illegal or prohibiting consummation of the Offer or the Merger;

          (ii) any action or proceeding is instituted and pending by a Governmental Authority seeking to effect any of the activities described in clause (i) above;

          (iii) there shall have occurred any change concerning the Company and its subsidiaries taken as a whole which, in the good faith judgment of the Purchaser, has had, or is reasonably expected to have prior to December 31, 1999, a material adverse effect on the business, financial condition or results of operations ("Condition") of the Company and its subsidiaries taken as a whole (other than any changes generally affecting the industries in which the Company operates, including changes due to actual or proposed changes in law or regulations, or changes relating to or arising from the transactions contemplated by the Merger Agreement, including the change in control contemplated thereby);

          (iv) there shall have occurred (A) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, the Nasdaq Stock Market, the American Stock Exchange or in the United States over-the-counter market which shall continue for at least three business days; or (B) the declaration of a banking moratorium or any suspension of payments by United States

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     governmental authorities in respect of banks in the United States which shall continue for at least three business days;

          (v) there shall have occurred the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, and having a material adverse effect on the Offer or the Merger or the Condition of the Company and its subsidiaries taken as a whole;

          (vi) any representation or warranty of the Company in the Merger Agreement shall have been untrue as of the date of the Merger Agreement or shall have become untrue prior to acceptance for payment or payment for Shares which untrue representations or warranties, if accurately stated, would have revealed matters materially adverse to the Condition of the Company and its subsidiaries, taken as a whole, or the Company shall have failed to perform or breached any of its covenants or agreements contained in the Merger Agreement, which failure, breach or breaches, would materially impair or delay the ability of the Purchaser to consummate the Offer or the ability of Parent, the Purchaser and the Company to effect the Merger;

          (vii) one or more of the following events shall have occurred after the date of the Merger Agreement or the Purchaser shall have for the first time become aware after the date of the Merger Agreement of the occurrence of any of the following on or prior to the date of the Merger Agreement:
     (A) any person, corporation, partnership or other entity or group (a "Person"), other than the Purchaser or its affiliates, acquires or becomes the beneficial owner of more than twenty percent (20%) of the outstanding Shares (other than acquisitions for bona fide arbitrage purposes and acquisitions by Persons who are parties to any agreement with the Purchaser with respect to their Shares); (B) any Person (other than the Purchaser or its affiliates) shall have commenced a tender or exchange offer for more than twenty percent (20%) of the outstanding Shares or publicly proposed a Third Party Acquisition (as defined below in "--Certain Definitions"); (C) the Company enters into, or announces that it proposes to enter into, an agreement, including, without limitation, an agreement in principle, providing for a merger or other business combination involving the Company or a material portion of the assets, business or operations of the Company and its subsidiaries taken as a whole (other than the transactions contemplated by the Merger Agreement), and the Company withdraws its recommendation of the Offer or the Merger; (D) any Person (other than the Purchaser or its affiliates) is granted any option or right, conditional or otherwise, to acquire or otherwise become the beneficial owner of Shares which, together with all Shares beneficially owned by such Person, results or would result in such Person being the beneficial owner of more than twenty percent (20%) of the outstanding Shares; or (E) subsequent to the commencement of the Offer there is a public announcement with respect to a plan or intention by the Company or any Person, other than the Purchaser or its affiliates, to effect any of the foregoing transactions; or

          (viii) the Merger Agreement shall have been terminated in accordance with its terms.

     The Purchaser may, in its discretion, waive any of the foregoing conditions. If the Offer is terminated due to the occurrence of any of the foregoing events or otherwise, all tendered Shares not theretofore accepted for payment shall forthwith be returned to the tendering stockholders.

     Conditions to the Merger. The Merger Agreement provides that the obligations of the Company, Parent and the Purchaser to effect the Merger are subject to the fulfillment, at or before the effective time of the Merger (the "Effective Time"), of the following conditions: (i) if necessary to effect the Merger, the Merger Agreement and the Merger shall have been duly approved by the holders of Shares in accordance with applicable law and the certificate of incorporation and by-laws of the Company; (ii) all governmental consents, orders and approvals legally required for the consummation of the Merger and the transactions contemplated by the Merger Agreement shall have been obtained and be in effect at the Effective Time, except where the failure to obtain any such consent would not reasonably be expected to have a material adverse effect on Parent (assuming the Merger had taken place), and the waiting periods under the HSR Act shall have expired or been terminated; (iii) the Purchaser shall have accepted for payment and purchased Shares pursuant to the Offer; provided that this condition is not a condition to the obligations of Parent or the Purchaser if the Purchaser shall have failed to purchase Shares in violation of the terms of the Merger
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Agreement or of the Offer; and (iv) no preliminary injunction or permanent injunction or other order issued by any federal or state court of competent jurisdiction in the United States prohibiting the consummation of the Merger shall be in effect.

     Treatment of Stock Options. The Merger Agreement provides that, immediately prior to the acceptance of Shares pursuant to the Offer, each outstanding stock option under the Company's Third Amended and Restated 1994 Stock Option and Grant Plan (the "Stock Option Plan"), whether or not then exercisable, shall become fully exercisable and vested, and each stock option shall be canceled and each holder of a stock option shall be entitled to receive a cash payment from the Company equal to the product of (a) the excess, if any, of the offer price over the per Share exercise price of such stock option and
(b) the number of Shares subject to such stock option, which cash payment shall be treated as compensation and shall be net of any applicable federal or state withholding tax. All Company stock options shall thereafter be deemed canceled and of no force or effect.

     Treatment of Warrants. The Merger Agreement provides that, at the Effective Time, each outstanding warrant to purchase Shares shall no longer entitle the holder thereof to purchase Shares, but instead shall entitle the holder thereof to purchase, upon exercise of the warrant, the Merger Consideration which the holder of the warrant would have been entitled to receive pursuant to the Merger if the warrant had been exercised immediately prior to the Effective Time.

     Termination of Employee Stock Purchase Plan. The Merger Agreement provides that (i) the offering period then pending under the Company's Employee Stock Purchase Plan (the "Stock Purchase Plan") was terminated as of January 6, 1999,
(ii) each participant in the Stock Purchase Plan on January 6, 1999 was deemed to have exercised his or her Option (as defined in the Stock Purchase Plan) on such date and acquired from the Company (A) such number of whole Shares as his or her accumulated payroll deductions on such date could purchase at the Option Price (as defined in the Stock Purchase Plan) (treating January 5, 1999 as the "Exercise Date" for all purposes of the Stock Purchase Plan) and (B) cash in the amount of any remaining balance in such participant's account without interest, and (iii) the Stock Purchase Plan was then terminated.

     Stockholder Approval of the Merger. The Company has agreed, if the Minimum Share Condition has been satisfied and the Purchaser has purchased and paid for all duly tendered Shares pursuant to the Offer and if necessary to effect the Merger, to take all action necessary in accordance with applicable law and the Company's Third Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws to convene a meeting of holders of Shares as promptly as practicable after consummation of the Offer to consider and vote upon the approval and adoption of the Merger Agreement. The Company has agreed to recommend to stockholders the approval and adoption of the Merger Agreement and to take all lawful action to solicit such approval and adoption. Parent and the Purchaser have agreed to vote all Shares owned by them or their respective direct or indirect subsidiaries and affiliates in favor of the approval and adoption of the Merger Agreement. In the event that Parent or the Purchaser shall have acquired at least 90% of the Shares, pursuant to the Offer or otherwise, the Company, Parent and the Purchaser have agreed (subject to the satisfaction of the conditions to the Merger discussed above) to take all necessary and appropriate action to cause the Merger to become effective as soon as possible after such acquisition, without a meeting of the Company's stockholders, in accordance with Section 253 of the DGCL.

     Prohibition of Solicitations. The Company, its affiliates and their respective officers, directors, employees, representatives and agents have agreed to immediately cease any existing discussions or negotiations, if any, with any parties conducted prior to the date of the Merger Agreement with respect to any Third Party Acquisition. The Company, its subsidiaries and affiliates and their respective officers, directors, employees, representatives and agents may, directly or indirectly, furnish information and access to any Third Party (as defined below in "--Certain Definitions") (in each case only in response to a request for such information or access made after the date of the Merger Agreement and with respect to confidential information, only pursuant to an appropriate confidentiality agreement) only if, and may participate in discussions and negotiate with such Third Party concerning any Third Party Acquisition, only if (i) such Third Party has submitted a bona fide proposal to the Board of Directors of the Company relating to any such transaction, and (ii) a majority of the Board of Directors of the Company determines, in its good faith judgment after receiving advice from its outside counsel, that failing to take such action could reasonably be expected to be a breach of the directors' fiduciary duties under applicable law. The Company has agreed to promptly notify Parent if any proposal or offer, or any inquiry or contact with any person with respect thereto, is made and the Company has agreed, in any such notice to Parent, to indicate in reasonable detail the identity of the offeror and the terms and conditions of the proposal or offer, or any such inquiry or contact. The Company has agreed to keep Parent promptly advised of all developments which could reasonably be expected to culminate in the Board of Directors withdrawing, modifying or amending its recommendation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, unless with respect to a specific development the Board of Directors of the Company by a majority vote determines in its good faith judgment, after receiving advice from outside counsel, that notifying Parent of such development could reasonably be expected to be a breach of the Board's fiduciary duties under applicable law. Except as described above, the Company has agreed that neither it or any of its affiliates, nor any of its or their respective officers, directors, employees, representatives or agents, will, directly or indirectly, knowingly encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any Third Party concerning any Third Party Acquisition; provided that no provision of the Merger Agreement will prevent the Company or its Board of Directors from taking, and disclosing to the Company's stockholders, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender offer or from making such disclosure to the Company's stockholders which, in the good faith judgment of its Board of Directors after receiving advice from outside counsel, is required under applicable law; provided further, that the Board of Directors of the Company has agreed not to recommend that the stockholders of the Company tender their Shares in connection with any such third party tender offer unless the Board of Directors by a majority vote determines in its good faith judgment, after receiving advice from outside counsel, that failing to take such action could reasonably be expected to be a breach of the Board's fiduciary duties under applicable law.

     Interim Operations of the Company. The Merger Agreement provides that, except as otherwise contemplated by the Merger Agreement and without the written consent of Parent or the Purchaser, during the period from the date of the Merger Agreement to the earlier of the New Board Date (as defined below in "--Directors") or the Effective Time, the Company shall, and shall cause its subsidiaries to, conduct its and their business only in the ordinary course, will make no material changes in the operations of the Company or its subsidiaries and shall use its reasonable efforts to (i) preserve intact the business organization of the Company and its subsidiaries, (ii) keep available the services of its and their present officers and key employees, and (iii) preserve the good will of those having business relationships with the Company and its subsidiaries. The Merger Agreement further provides that, except as contemplated by the Merger Agreement or with the consent of Parent or the Purchaser, during the period from the date of the Merger Agreement to the earlier of the New Board Date (as defined below in "--Directors") or the Effective Time, neither the Company nor any of its subsidiaries will: (a) amend or otherwise change its certificate of incorporation or by-laws; (b) issue or sell, or authorize for issuance or sale, additional shares of any class of capital stock, including Shares or any securities convertible into capital stock, or grant any warrants, options, or other rights to acquire, or incur any obligation or make any commitment for issuance of, capital stock or any securities convertible into capital stock; (c) in the case of the Company, declare, set aside, make or pay any dividend or other distribution with respect to its capital stock other than if requested by Parent; (d) redeem, purchase or otherwise acquire, or agree to redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than if requested by Parent; (e) except in the ordinary course of business, sell, pledge, dispose of or encumber, or agree to sell, pledge, dispose of or encumber, any material assets of the Company or any of its subsidiaries other than in connection with discontinued operations; (f) acquire (by merger, consolidation, or acquisition of stock or assets) any significant corporation, partnership or other business organization or division thereof for cash consideration of $100,000 or more with respect to an acquisition, merge or consolidate with any corporation, or enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing; (g) other than in connection with the refinancing of outstanding indebtedness, incur any indebtedness for borrowed money or issue any debt securities except in the ordinary course of business and consistent with past practice or enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing; (h) take any action with respect to the grant of any severance or termination pay other than pursuant to policies or agree ments of the Company or any of its subsidiaries in effect on the date hereof; (i) make any loans, advances or capital contributions to, or investments (other than intercompany accounts and short-term investments pursuant to customary cash management systems of the Company in the ordinary course and consistent with past practices) in, any other person other than such of the foregoing as are made by the Company to or in a subsidiary of the Company; (j) except for salary increases or other employee benefit arrangements made in the ordinary course of business consistent with past practice, or heretofore described in writing to Parent, adopt or (with certain exceptions) amend any bonus, profit sharing, compensation, incentive, stock option, restricted stock, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any empl oyee; or (k) enter into any agreement to do any of the foregoing.

     Directors. The Merger Agreement provides that, promptly upon the acquisition of a majority of the outstanding Shares pursuant to the Offer, or otherwise, so long as Parent and the Purchaser own a majority of the outstanding Shares Parent shall be entitled upon written request to the Company, subject to applicable law, to designate such number of directors, rounded down to the nearest whole number, to the Board of Directors of the Company as will give Parent (or its affiliates) representation on such Board of Directors equal to at least that number of directors which equals the product of the total number of directors on the Company's Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the sum of the number of Shares so owned by Parent and the Purchaser bears to the number of such Shares outstanding, and the Company has agreed, at such time, to promptly use its best efforts to cause the designees of Parent to be so elected, subject in all cases to Section 14(f) of the Exchange Act (with the Company being under no obligation to comply with Section 14(f) of the Exchange Act until after the Offer is completed). In order to effect the foregoing, the Company has agreed, if necessary, to obtain any amendments to its Bylaws regarding the number of directors, to secure the resignation of directors, or both. The date, if any, on which a majority of the Board of Directors consist of directors designated by Parent pursuant to these provisions of the Merger Agreement is referred to as the "New Board Date." In the event that Parent's designees are elected to the Company's Board of Directors, until the Effective Time, the Company's Board of Directors shall have at least three directors who were directors on the date of the Merger Agreement (the "Independent Directors"), provided that, in such event, if the number of Independent Directors shall be reduced below three for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Director then remains, the other directors shall designate three persons to fill such vacancies who shall not be stockholders, affiliates or associates of Parent or the Purchaser and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. The affirmative vote of a majority of the Independent Directors will be required to (a) amend or terminate the Merger Agreement by the Company, (b) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, or (c) extend the time for performance of Parent's and the Purchaser's respective obligations under the Merger Agreement.

     Indemnification and Insurance. The Merger Agreement provides that Parent shall cause the surviving corporation in the Merger to indemnify and hold harmless each person who is or who was at any time prior to the date of the Merger Agreement an officer or director of the Company or any of its subsidiaries (an "Indemnified Party") against any losses, claims, damages, judgments, settlements, liabilities, costs or expenses (including, without limitation, reasonable attorneys' fees and expenses) incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation arising out of or pertaining to acts or omissions, or alleged acts or omissions (including, without limitation, in connection with the transactions contemplated by the Merger Agreement), to the fullest extent that the Company or such subsidiaries would have been permitted, under applicable provisions of the DGCL and the Company's Third Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws as in effect on the date of the Merger Agreement, to provide such indemnification. The Merger Agreement provides that, unless otherwise required by law, (i) at the Effective Time, the certificate of incorporation and bylaws of the surviving corporation shall contain provisions providing for exculpation of director and officer liability and indemnification by the surviving corporation of the Indemnified Parties not less favorable to the Indemnified Parties than those provisions providing for exculpation of director and officer liability and indemnification by the Company of the Indemnified Parties contained in the certificate of incorporation and bylaws of the Company as in effect on the date of the Merger Agreement, and (ii) for a period of six years from the Effective Time, the surviving corporation and its subsidiaries shall not amend, repeal or modify any such provisions contained in their respective certificates of incorporation and bylaws, or other organizational documents of such subsidiaries, to reduce or adversely affect the rights of the Indemnified Parties thereunder in respect of actions or omissions by them occurring at or prior to the Effective Time. Prior to the execution of the Merger Agreement, the Company made arrangements to purchase, as of the earlier of the New Board Date or the Effective Time, a six-year extended reporting period endorsement under the Company's existing directors' and officers' liability insurance coverage to extend the director and officer liability coverage in force as of the date of the Merger Agreement from the Effective Time to the end of such six year period.

     Certain Employee Benefits. The Merger Agreement provides that, commencing on the consummation of the Offer and continuing until December 31, 1999, Parent shall cause the Company and the surviving corporation to continue to provide to employees of the Company and its subsidiaries, as a whole, benefits which, in the aggregate, are no less favorable to such employees than the benefits provided to such employees as of the date of the Merger Agreement. The Merger Agreement contains Parent's agreement that, for all employee benefit plans of Parent and its affiliates after the Effective Time, all service with the Company or any of its subsidiaries prior to the Effective Time of employees shall be treated as service with Parent and its affiliates for eligibility and vesting purposes and for benefit accruals for purposes of severance and vacation pay to the same extent that such service is taken into account by the Company and its subsidiaries as of the date of the Merger Agreement, except to the extent such treatment will result in duplication of benefits. The Merger Agreement also provides that from and after the Effective Time, Parent shall, and shall cause the surviving corporation to, cause any pre-existing condition or limitation and any eligibility waiting periods (to the extent such conditions, limitations or waiting periods did not apply to the employees of the Company under the Company's employee benefit plans in existence as of the date of the Merger Agreement) under any group health plans of Parent or any of its subsidiaries to be waived with respect to employees of the Company and their eligible dependents.

     Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company: (i) by mutual consent of the Board of Directors of Parent and the Board of Directors of the Company; (ii) by action of the Board of Directors of Parent or action of the Board of Directors of the Company if at least that number of Shares required by the Minimum Share Condition shall not have been purchased in the Offer on or before April 30, 1999; provided, however, that the Board of Directors of Parent shall have no such right to terminate the Merger Agreement after the purchase of Shares pursuant to the Offer; and provided, further, that this right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Offer to occur on or before the aforesaid date; (iii) by the Company if the Purchaser shall not have commenced the Offer within five business days of the date of the initial public announcement of the Offer or the Merger Agreement; (iv) by either Parent or the Company if the Offer shall expire or terminate in accordance with its terms without any Shares having been purchased thereunder and, in the case of termination by Parent, the Purchaser under the Offer shall not have been required by the terms of the Offer or the Merger Agreement to purchase any Shares pursuant to the Offer; (v) by the Company if Parent or the Purchaser shall fail to comply in any material respect with any of its covenants or agreements required to be performed by it before the date of such termination and such failure to comply shall not be cured within seven business days following receipt by Parent from the Company of written notice of such failure and demand for cure; or by Parent or the Purchaser if the Company shall fail to comply in any material respect with any of its covenants or agreements required to be performed by it before the date of such termination, and such failure to comply shall not be cured within seven business days following receipt by the Company from Parent or the Purchaser of written notice of such failure and demand for cure; (vi) by either Parent, the Purchaser or the Company, if any court of competent jurisdiction in the United States or other governmental agency of competent jurisdiction shall have issued an order, decree or ruling or taken any other action restraining, permanently enjoining or otherwise prohibiting the consummation of the Offer or the Merger, and such order, decree, ruling or other action shall have become final and non-appealable; or (vii) by the Company if the Company is prepared to enter into a binding agreement to effect a transaction on the terms specified in a Superior Proposal (as defined below in "--Certain Definitions") and has given Parent written notice to that effect; provided, however, that a termination as described in this clause (vii) shall not be effective until the Company has made payment to Parent of the Break-up Fee (as defined below in "--Break-up Fee and Expense Reimbursement") and has paid to Parent $750,000 for Expenses (as defined below in "--Certain Definitions"). Parent has agreed to refund any excess of such $750,000 over actual Expenses.

     Break-up Fee and Expense Reimbursement. In the event that: (i) any person (including, without limitation, the Company or any affiliate thereof) or group, other than Parent or any affiliate of Parent, shall have become the beneficial owner of more than twenty percent (20%) of the then outstanding Shares and thereafter the Merger Agreement shall have been terminated pursuant to the provisions described in clause (ii) or clause (iv) of "--Termination of the Merger Agreement" above and within twelve months of such termination a Third Party Acquisition for a per Share consideration having a value greater than $16.50 shall occur with such person or group, or an affiliate of any of them;
(ii) any person or group shall have commenced, publicly proposed or communicated to the Company a proposal that is publicly disclosed for a tender or exchange offer for more than twenty percent (20%) (or which, assuming the maximum amount of securities which could be purchased, would result in any person or group beneficially owning more than twenty percent (20%)) of the then outstanding Shares or otherwise for the direct or indirect acquisition of the Company or all or substantially all of its assets for per Share consideration having a value greater than $16.50 and (A) the Offer shall have remained open for at least twenty (20) business days, (B) the Minimum Share Condition shall not have been satisfied and (C) the Merger Agreement shall have been terminated pursuant to the provisions described in clause (ii) or (iv) of "--Termination of the Merger Agreement" above; or (iii) the Merger Agreement is terminated by the Company if the Company is prepared to enter into a binding agreement to effect a transaction on the terms specified in a Superior Proposal and has given Parent written notice to that effect; then the Company shall pay to Parent promptly (but in no event later than one business day after the first of such events shall have occurred) a fee of $3,455,000 (the "Break-up Fee"), plus all Expenses; provided that, in the case described in clause (ii) of this paragraph, if the Board of Directors of the Company (A) shall not have withdrawn or modified in a manner adverse to the Purchaser or Parent its approval or recommendation of the Offer, the Merger Agreement or the Merger, (B) shall not have approved or recommended the proposal of the person or group referred to in clause (ii) of this paragraph and (C) shall not have resolved to do any of the foregoing, the Company shall pay to Parent on such termination all Expenses and shall pay the Break-up Fee only if, within twelve (12) months of such termination, a Third Party Acquisition with such person or group referred to in clause (ii), or an affiliate of any of them, shall occur.

     Certain Definitions. For purposes of the preceding paragraphs, the Merger Agreement provides the following definitions of the indicated terms:

          "Expenses" means all out-of-pocket expenses and fees up to a maximum of $750,000 in the aggregate (including, without limitation, fees and expenses payable to all banks, investment banking firms, other financial institutions and other persons and their respective agents and counsel for arranging, committing to provide or providing any financing or services for the Offer, the Merger and any transactions contemplated thereby or structuring the transactions and all fees of counsel, accountants, experts, consultants and soliciting or information firms to Parent and the Purchaser, and all printing and advertising expenses) actually incurred or accrued by either of them or on their behalf in connection with the transactions, including, without limitation, litigation related thereto and the financing thereof, and actually incurred or accrued by banks, investment banking firms, other financial institutions and other persons and assumed by Parent or the Purchaser in connection with the negotiation, preparation, execution and performance of the Merger Agreement, the structuring and financing of the Offer, the Merger and any transactions contemplated thereby and any litigation and any financing commitments or agreements relating thereto.

          "Third Party Acquisition" means the occurrence of any of the following events: (i) the acquisition of the Company by merger, consolidation or other business combination transaction by any person other than Parent, the Purchaser or any affiliate of either of them (a "Third Party"); (ii) the acquisition by any Third Party of, or any divestiture or other transaction resulting in the Company owning less than, fifty percent (50%) or more (in book value or market value) of the total assets of the Company and its subsidiaries, taken as a whole; (iii) the acquisition by a Third Party of fifty percent (50%) or more of the outstanding Shares whether by tender offer, exchange offer or otherwise; (iv) the adoption by the Company of a plan of liquidation or a plan of recapitalization or the declaration or payment of an extraordinary dividend; (v) the repurchase by the Company or any of its subsidiaries of fifty percent (50%) or more of the outstanding Shares; or (vi) a letter of intent or similar instrument or other agreement between the Company and a Third Party, or the public announcement by the Company of the Company's intention or plans to effect, any of the events referred to in the foregoing clauses (i), (ii), (iii),
     (iv) or (v).

          "Superior Proposal" means a bona fide proposal made by a Third Party to acquire a majority or more of the outstanding Shares pursuant to a tender offer or a merger, or to purchase all or substantially all of the assets of the Company, on terms which a majority of the Board of Directors of the Company determines in its good faith judgment (based on advice from its financial and legal advisors) to be more favorable to the Company and its stockholders from a financial point of view than the transactions contemplated by the Merger Agreement.

     Miscellaneous. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders of the Company may have certain rights under Delaware law to demand appraisal of, and seek the payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (which, under Delaware law, excludes any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger. The foregoing summary of the rights of dissenting stockholders does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their dissenters' rights. The preservation and exercise of appraisal rights are conditioned on strict adherence to the applicable provisions of Delaware law. A more complete description of appraisal rights under Delaware law will be sent to stockholders if a proxy solicitation is required to effect the Merger.

     The Merger will have to comply with any federal law applicable at the time. In the event that the Merger is consummated more than one year after termination of the Offer and the Purchaser has become an affiliate of the Company as a result of the Offer, or the Merger provides for the payment of consideration less than that paid pursuant to the Offer, and in certain other circumstances, the Purchaser may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of such transaction and the consideration offered to minority stockholders be filed with the Commission and distributed to minority stockholders prior to the consummation of such transaction. The Purchaser does not believe that Rule 13e-3 will be applicable to the Merger.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Board of Directors. At a meeting of the Company's Board of Directors held on January 5, 1999, the Company's Board of Directors, by a unanimous vote, determined that the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, unanimously approved and declared the advisability of the Merger Agreement and the transactions contemplated thereby and unanimously resolved to recommend that all holders of Shares tender their Shares pursuant to the Offer.

     (b) Background; Reasons for the Recommendation. On February 19, 1998, a meeting attended by Hugh Zentmyer, an Executive Vice President of Parent, Valerie A. Lapinski, President of ITW Dynatec (an ITW company), Norman L. Norris, a director of, and patent counsel to, the Company, and other parties, was held at Parent's corporate office for purposes unrelated to the Offer and the Merger. During the course of this meeting, Mr. Norris mentioned that he was a director of the Company and suggested that Parent consider initiating discussions with the Company regarding a possible acquisition.

     In April of 1998, in response to an expression of interest by Mr. Zentmyer in the Company, Mr. Norris left a message with Mr. Zentmyer suggesting that he contact Elaine A. Pullen, the Company's President and Chief Executive Officer, if Parent was interested in conducting a further investigation into the potential acquisition of the Company.

     In early May, Ms. Lapinski contacted Ms. Pullen by telephone and expressed Parent's interest in exploring a possible acquisition of the Company. Subsequent to this conversation, the Company and Parent had preliminary discussions regarding a potential acquisition transaction and entered into a confidentiality agreement.

     In June, Ms. Lapinski contacted Ms. Pullen in an attempt to arrange a meeting. Ms. Lapinski was informed by Ms. Pullen that The Robinson-Humphrey Company, LLC ("Robinson-Humphrey") had been engaged by the Company to act as the Company's financial advisor. Subsequently, Ms. Lapinski had a telephone conversation with Joseph H. Estes of Robinson-Humphrey and received from Robinson-Humphrey certain public information regarding the Company, including copies of the Company's then most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q, proxy statement and product brochures and a research analyst's report on the Company by Robinson-Humphrey.

     On July 13, 1998, Ms. Lapinski and Kristie Ochampaugh, Controller for the business units of Parent reporting to Mr. Zentmyer, met at the Company's headquarters in Brookfield, Connecticut with Ms. Pullen, J. Leo Gagne, Vice President and Chief Financial Officer of the Company, and Douglas J. McCartney of Robinson-Humphrey. The parties discussed the Company's business and Ms. Lapinski and Ms. Ochampaugh were given a tour of the Company's production facilities. The parties also discussed the possible acquisition of the Company by Parent and the alternative transaction structures that could be used to effect an acquisition. During this visit, Mr. McCartney commented to Ms. Lapinski that if the Company were interested in a transaction it would seek a per Share price significantly in excess of its current market price. During June and early July of 1998, the Shares were generally trading between $14.50 and $15.25 per Share.

     Throughout July and during early August, the parties continued to hold periodic discussions regarding a possible business combination and the amount of consideration to be paid in such a transaction. The trading price of the Shares, which ranged from $14.75 to $17.63 during July of 1998, had dropped during the first week of August and on August 7, 1998, the Shares closed at $12.63 per Share. On August 7, 1998, Ms. Lapinski informed Mr. Estes by telephone that, based on Parent's evaluation of the Company's business to date, Parent was interested in a purchase price in the low to mid teens.

     The trading price of the Shares continued to decline throughout August and the early part of September, ranging from $7.50 to $13.00 between August 10 and September 11. The discussions between the parties slowed during this period and on September 14, Ms. Lapinski called Mr. Estes to inquire as to whether continued exploratory discussions between the parties would be worthwhile. Mr. Estes indicated that the Company would be interested in entertaining further proposals and conducting further discussions.

     During October of 1998, in connection with Parent's investigation of the Company, Parent was provided with certain information regarding patent infringement litigation in which the Company is involved as well as a copy of the Company's strategic business plan (containing, among other information, a business and industry overview, the Company's goals for fiscal years 1999 and 2000 and certain internal financial projections).

     On October 14, 1998, Parent sent a letter to Robinson-Humphrey expressing Parent's interest in a possible acquisition for cash consideration of approximately $14 per Share (subject to further due diligence and the requirement that any transaction would need the approval of Parent's Board of Directors). Between September 14 and October 14, the trading price of the Shares ranged from $7.75 to $10.00 per Share.

     On November 12, 1998, Mr. Norris, Ms. Pullen and Mr. McCartney met at Parent's headquarter offices in Glenview, Illinois with Mr. Zentmyer, Ms. Ochampaugh and Ms. Lapinski to further discuss the

Company's business. At this meeting on November 12, the Company's representatives indicated that the Company considered the proposed $14 per Share price to be too low, but that it would be willing to further discuss the transaction if the proposed price were increased to approximately $18 per Share.

     On November 16, 1998, Ms. Lapinski, during a telephone conversation with Mr. McCartney, indicated that Parent was not inclined to raise its proposed price to $18 per Share but would be willing to discuss raising it above the $14 per Share previously discussed. Ms. Lapinski also indicated at this time that Parent would also consider raising its price higher in the event that the Company would be willing to accept Parent's stock as consideration in a transaction which could be accounted for as a pooling of interests.

     On November 19, 1998, further discussions were held between Mr. Zentmyer and Ms. Lapinski on behalf of Parent and Messrs. Estes and McCartney on behalf of the Company regarding the price range for the potential acquisition of the Company. Also on November 19, 1998, the Company's Board of Directors, which had been updated on the status of the proposed transaction by management and Robinson-Humphrey throughout the summer and autumn through periodic conference calls, held a regularly scheduled meeting at which the members of the Board were further updated by the Company's management and Messrs. Estes and McCartney regarding the status of the negotiations with Parent. The Company's Board of Directors, in conjunction with Robinson-Humphrey and the Company's legal counsel, discussed at this meeting the relative merits of the proposed transaction structures (cash or stock) and deliberated regarding the appropriate per Share price.

     Discussions were held between the parties in late November regarding the price and structure of the transaction. Representatives of Parent indicated during this period that, subject to satisfactory completion of Parent's due diligence review and negotiation of appropriate legal documentation, they might be interested in a transaction at a per Share price in excess of $16 per Share. The Company's Board of Directors conducted a conference call on November 29 and was brought up to date regarding the late November negotiations between Parent and the Company.

     Ms. Lapinski sent to Mr. Estes on November 24, 1998 a customary due diligence acquisition checklist. During the period from December 1, 1998 through December 15, 1998, Parent, through its representatives, conducted a formal due diligence inquiry by phone with representatives of the Company and by on-site visits at the office of the Company's independent accounting firm in Hartford, Connecticut and at the office of the Company's patent counsel in Philadelphia, Pennsylvania.

     On December 15, 1998, Parent's legal counsel sent to the Company's legal counsel the first draft of the Merger Agreement. During the period from December 21, 1998 to January 6, 1999, legal counsel for Parent and legal counsel for the Company engaged in negotiations on the terms of the Merger Agreement.

     On December 22, 1998, the Company's Board of Directors met with its financial and legal advisors to discuss the price and the terms of the proposed transaction. At this meeting, Messrs. Estes and McCartney gave a presentation concerning Robinson-Humphrey's analysis of the proposed transaction and delivered a preliminary oral opinion that the consideration to be received by the stockholders of the Company was fair to such stockholders from a financial point of view. The Board of Directors considered the projections of the Company's future results of operations contained in Robinson-Humphrey's analysis and asked that, following the meeting, management review these assumptions to ensure that they reflected management's current good faith estimates and judgments as to the future financial performance of the Company. Also at this meeting, the Company's legal counsel provided an update regarding the status of the negotiations with Parent's representatives on the Merger Agreement. The Company's legal counsel also described the legal ramifications of the proposed terms and structure of the transaction to the Company. The Board of Directors instructed its advisors and the Company's management to continue pursuing the transaction.

     Subsequent to the December 22, 1998 meeting of the Company's Board of Directors, the Company's management conducted an analysis of the Company's internal business models and projections and compared the applicable information to the assumptions made in Robinson-Humphrey's analysis. Management then presented the results of its review to the Board of Directors and to Robinson-Humphrey. Robinson-Humphrey made certain minor modifications to its analyses based on the information provided by management and presented the resulting analysis to the Board of Directors on January 5 (as further discussed below).

     In late December, representatives of Parent and representatives of the Company had several discussions regarding creating incentives for the Company's employees to remain with the Company following the potential acquisition by Parent. After various discussions regarding the appropriate types of incentive packages, the parties ultimately agreed during a conference call on December 30, 1998 that the Company would establish an Employee Retention Plan. See Item 3 "Identity and Background -- Arrangements with Other Employees" for a discussion of the Employee Retention Plan.

     On January 5, 1999, at a telephonic meeting of the Company's Board of Directors, Mr. McCartney made an additional presentation analyzing the proposed transaction and discussing the updated financial analysis that had been delivered to the members of the Board prior to the meeting. Mr. McCartney then delivered Robinson-Humphrey's oral opinion that the consideration to be received by the stockholders of the Company in the transaction was fair to such stockholders from a financial point of view. This opinion was subsequently confirmed in writing. The Company's legal counsel then provided further discussion of the legal ramifications of the proposed terms and structure of the transaction to the Company. After considering such legal aspects and after discussing and considering the opinion of Robinson-Humphrey, the Company's Board of Directors determined that the Offer and the Merger are in the best interests of the Company and its stockholders, approved and declared the advisability of the Merger Agreement and recommended that all stockholders tender their Shares pursuant to the Offer.

     The Company's Board of Directors convened by teleconference again on January 6, 1999 to check on the status of the final negotiations between the parties regarding the proposed transaction. The Company's legal counsel informed the Board that negotiations were proceeding as anticipated and that the execution of the Merger Agreement was imminent. Shortly after this conference call on January 6, 1999, Parent, the Purchaser and the Company signed the Merger Agreement. On the morning of January 7, 1999, Parent and the Company jointly announced the Merger Agreement.

     In reaching its determination regarding the transaction, the Company's Board of Directors considered a number of factors, including, without limitation, the following:

          (i) The Company's and Parent's respective businesses, assets, managements, strategic objectives, competitive positions, prospects and complementary strengths.

          (ii) Presentations by management of the Company regarding the Company's business and prospects and discussing the Company's ability to capitalize on the goals outlined in the Company's strategic business plan.

          (iii) The decline in the market price of the Shares during the calendar year 1998 from a high of $18.37 to a low of $8.00.

          (iv) The fact that the $16.50 per Share price to be paid in the Offer and the Merger represents (A) a premium of 73.7% over $9.50, the closing price of the Shares on the Nasdaq National Market on January 4, 1999, (B) a premium of 93.4% over $8.53, the closing price of the Shares on December 28, 1998, and (C) a premium of 80.7% over $9.13, the closing price of the Shares on December 7, 1998, and the fact that these premiums compare favorably to premiums paid in other recent acquisition transactions of sizes comparable to those of the Merger.

          (v) The terms and conditions of the Merger Agreement, including the "all cash" nature of the transaction.

          (vi) The requirement under the Merger Agreement that Shares not tendered will receive the same form and amount of consideration as Shares purchased in the Offer.

          (vii) The fact that the Offer and the Merger are not conditioned on the ability of Parent to obtain financing.

          (viii) The fact that while the Merger Agreement contains constraints that may hinder a third party from making an alternative acquisition proposal, the Company's Board of Directors may, under certain circumstances and subject to certain conditions (including the payment of the Break-up Fee and the reimbursement of Expenses) terminate the Merger Agreement in order to execute an agreement with a third party providing for the acquisition of the Company on terms more favorable to the Company's stockholders than the Offer and Merger.

          (ix) Potential alternatives to the Merger and the Offer that might be available to the Company and its stockholders.

          (x) The opinion of Robinson-Humphrey that the consideration to be received by the Company's stockholders in the Offer and the Merger is fair, from a financial point of view, to the Company's stockholders.

     In view of the wide variety of factors considered by the Company's Board of Directors, the Board did not find it practicable to, and did not, assign relative weights to the factors set forth above. Rather, the Company's Board of Directors reached its determination based on the totality of the circumstances and the advice presented to it by its strategic and legal advisors.

     In analyzing the Offer and the Merger, the Company's management and Board of Directors were assisted and advised by representatives of Robinson-Humphrey and the Company's counsel, Goodwin, Procter & Hoar LLP, who reviewed various financial, legal and other considerations in addition to the terms of the Merger Agreement. A copy of the fairness opinion of Robinson-Humphrey dated January 6, 1999 with respect to the Offer and the Merger is attached hereto as Exhibit 12 and is incorporated herein by reference.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Robinson-Humphrey is acting as the Company's financial advisor in connection with the Offer and the Merger. The Company entered into an agreement with Robinson-Humphrey, dated May 15, 1998 (the "Robinson-Humphrey Agreement"), pursuant to which the Company engaged Robinson-Humphrey as a financial advisor to review and analyze proposed transactions, and, if requested by the Company's Board of Directors, to render a written fairness opinion to the Company in connection with a potential sale or merger of the Company. Pursuant to the Robinson-Humphrey Agreement, the Company agreed to pay to Robinson-Humphrey (i) an initial retainer fee of $25,000 and an additional retainer fee of $25,000 on November 15, 1998 (collectively, the "Retainer") and (ii) a fee (the "Fairness Opinion Fee") of $200,000 upon the delivery of a fairness opinion by Robinson-Humphrey related to a merger or sale of the Company. The Company also agreed to pay to Robinson-Humphrey a transaction fee in an amount equal to 1.00% of the total Consideration (as defined in the Robinson-Humphrey Agreement) upon the consummation of a merger or sale of the Company, less the Retainer and Fairness Opinion Fee. In addition, the Company has agreed (x) to reimburse Robinson-Humphrey for its reasonable expenses incurred during its engagement (subject to a $35,000 maximum without the written approval of the Company) and
(y) to indemnify Robinson-Humphrey against certain liabilities incurred in connection with its engagement, including liabilities under federal securities laws.

     Except as set forth above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf with respect to the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transaction in the Shares has been effected during the past sixty
(60) days by the Company, or to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, each executive officer, director, affiliate and subsidiary of the Company currently intends to tender all Shares which he or she owns beneficially or of record to the Purchaser.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in Items 3(b) and 4 above, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth in Items 3(b) and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Section 203 of the DGCL. As a Delaware corporation, the Company is subject to Section 203 of the DGCL ("Section 203"). Subject to certain exceptions outlined in Section 203, Section 203 prohibits an "interested stockholder" (generally defined as a person beneficially owning fifteen percent (15%) or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) prior to the date such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer) or (iii) on or subsequent to the date such person became an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company's Board of Directors has approved and declared advisable the Merger Agreement and the transactions contemplated thereby and, therefore, Section 203 is inapplicable to the Merger Agreement and the transactions contemplated thereby.

     The Offer and Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Federal Trade Commission ("FTC") and the Antitrust Division of the Department of Justice ("Antitrust Division") and certain waiting period requirements have been satisfied. Each of Parent and the Company intends to file a Notification and Report Form under the HSR Act with respect to the Offer as soon as practicable.

     Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Parent and the Company. Accordingly, assuming the filing is in substantial compliance with the HSR Act, the waiting period will expire at 11:59 p.m., New York City time, on January 27, 1999 (assuming a January 13 filing), unless earlier terminated by the FTC and the Antitrust Division. However, if either the FTC or the Antitrust Division requests additional information or documents from Parent or the Company within such initial waiting period, the initial waiting period would be extended for an additional ten days from the date of substantial compliance by Parent or the Company, as the case may be with such request. Thereafter, the waiting period may be extended only by a court order or with the consent of Parent or the Company, as the case may be. Each of the parties has requested that the FTC and the Antitrust Division grant early termination of the applicable waiting period, but there can be no assurance that such request will be granted.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's acquisition of Shares pursuant to the Offer. At any time before or after the Purchaser's acceptance for payment of Shares, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise or seeking divestiture of Shares acquired by Purchaser or divestiture of substantial assets of Purchaser or its subsidiaries. Private parties and state attorneys general may also bring legal action under the antitrust laws under certain circumstances. Based upon the Purchaser's discussions with the Company and its examination of publicly available information with respect to the Company, Purchaser believes that the acquisition by Purchaser of the Shares will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, of the result.

     Information Statement. The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board of Directors other than at a meeting of the Company's stockholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 1*     Letter to Stockholders of Trident International, Inc. dated
                   January 13, 1999 from Elaine A. Pullen, President and Chief
                   Executive Officer of Trident International, Inc.*

    Exhibit 2      Joint Press Release issued by Trident International, Inc.
                   and Illinois Tool Works Inc., dated January 7, 1999

    Exhibit 3 Agreement and Plan of Merger dated as of January 6, 1999 among Illinois Tool Works Inc., ITW Acquisition Inc. and
                   Trident International, Inc.

    Exhibit 4      Executive Employment Agreement, dated as of November 1,
                   1997, by and between Trident International, Inc. and Elaine
                   A. Pullen

    Exhibit 5      Letter Agreement, dated May 28, 1998, by and between Trident
                   International, Inc. and Elaine A. Pullen clarifying certain provisions of the November 1, 1997 Executive Employment
                   Agreement between the parties

    Exhibit 6      Amendment to Executive Employment Agreement between Trident
                   International, Inc. and Elaine A. Pullen, dated as of
                   January 6, 1999

    Exhibit 7 Acknowledgment of Elaine A. Pullen dated January 6, 1999 regarding 1999 bonus payment

    Exhibit 8 Executive Employment Agreement, dated as of June 1, 1998, by and between Trident International, Inc. and J. Leo Gagne

    Exhibit 9      Amendment to Executive Employment Agreement between Trident
                   International, Inc. and J. Leo Gagne, dated as of January 6,
                   1999

    Exhibit 10 Acknowledgment of J. Leo Gagne dated January 6, 1999 regarding 1999 bonus payment

    Exhibit 11     Trident International, Inc. Employee Retention Plan

    Exhibit 12*    Opinion dated January 6, 1999 of The Robinson-Humphrey
                   Company, LLC*

---------------
* Included in copies mailed to stockholders by Trident International, Inc. and Illinois Tool Works Inc.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            TRIDENT INTERNATIONAL, INC.

                                            By:    /s/ ELAINE A. PULLEN
                                               ---------------------------------
                                                       Elaine A. Pullen
                                                   President and Chief Executive
                                                           Officer

Dated: January 13, 1999

                                                                      SCHEDULE I

                          TRIDENT INTERNATIONAL, INC.
                               1114 FEDERAL ROAD
                       BROOKFIELD, CONNECTICUT 06804-1140

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about January 13, 1999 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Trident International, Inc., a Delaware corporation (the "Company"), to the holders of shares of common stock, par value $.01 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the possible election of the Purchaser Designees (as hereinafter defined) to seats on the Board of Directors of the Company (the "Company Board").

     The Company, Illinois Tool Works Inc., a Delaware corporation ("Parent"), and ITW Acquisition Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (the "Purchaser"), entered into an Agreement and Plan of Merger dated as of January 6, 1999 (the "Merger Agreement"), pursuant to which (i) Parent has caused the Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $16.50 per Share, net to the seller in cash, without interest, and (ii) the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly-owned subsidiary of Parent.

     The Merger Agreement requires the Company to take action to cause the Purchaser Designees to be elected to the Company Board under the circumstances described therein. See "Right to Designate Directors; Purchaser Designees" below.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on January 13, 1999. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, February 10, 1999. In certain circumstances, the Offer may be extended.

     The information contained in this Information Statement concerning Parent, the Purchaser and the Purchaser Designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

               RIGHT TO DESIGNATE DIRECTORS; PURCHASER DESIGNEES

     The Merger Agreement provides that, promptly upon the acquisition of a majority of the outstanding Shares pursuant to the Offer, or otherwise, so long as Parent and the Purchaser own a majority of the outstanding Shares Parent shall be entitled upon written request to the Company, subject to applicable law, to designate such number of directors, rounded down to the nearest whole number, to the Board of Directors of the Company as will give Parent (or its affiliates) representation on such Board of Directors equal to at least that number of directors which equals the product of the total number of directors on the Company's Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the sum of the number of Shares so owned by Parent and the Purchaser bears to the number of such Shares outstanding, and the Company has agreed, at such time, to promptly use its best efforts to cause the designees of Parent to be so elected. In order to effect the foregoing, the Company has agreed, if necessary, to obtain any amendments to its Bylaws regarding the number of directors, to secure the resignation of directors, or both. In the event that Parent's designees (the "Purchaser Designees") are elected to the Company's Board of Directors, until the Effective Time, the Company's Board of Directors shall have at least three directors who were directors on the date of the Merger Agreement (the "Independent Directors"), provided that, in such event, if the number of Independent Directors shall be reduced below three for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Director then remains, the other directors shall designate three persons to fill such vacancies who shall not be stockholders, affiliates or associates of Parent or the Purchaser and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. The affirmative vote of a majority of the Independent Directors will be required to (a) amend or terminate the Merger Agreement by the Company, (b) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, or (c) extend the time for performance of Parent's and the Purchaser's respective obligations under the Merger Agreement.

     As of the date of this Information Statement, Parent has not determined the identity of the Purchaser Designees. However, the Purchaser Designees are expected to be selected from among the directors and executive officers of Parent. Certain information regarding the directors and executive officers of Parent is contained in Annex I hereto. The Company also has not yet determined the identity of the Independent Directors, although the Independent Directors will be selected from among the current directors of the Company. Certain information regarding the Company's directors is set forth below in "Information Regarding Directors and Executive Officers of the Company."

     None of the Purchaser Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company or (iii) to the best knowledge of Parent, beneficially owns any securities (or rights to acquire securities) of the Company. The Company has been advised by Parent that, to the best of Parent's knowledge, none of the Purchaser Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission"), except as may be disclosed herein or in the Schedule 14D-9.

     It is expected that the Purchaser Designees may assume office at any time following the purchase by the Purchaser of such number of shares which satisfies the Minimum Share Condition (as defined in the Merger Agreement), and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Company Board.

                               SHARE INFORMATION

     The Shares are the only class of voting securities of the Company outstanding. Each Share is entitled to one vote on each matter properly brought before an annual or special meeting of stockholders of the Company. As of January 12, 1999, there were 6,468,532 Shares outstanding.

     INFORMATION REGARDING DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

BOARD OF DIRECTORS OF THE COMPANY AND COMMITTEES THEREOF

     The Board of Directors of the Company currently consists of seven members and is divided into two classes. The members of each class of Directors serve for staggered two-year terms. The Board is composed of four Class I Directors (R. Hugh Van Brimer, Robert S. Anderson, Russell J. Greenberg and Norman L. Norris), and three Class II Directors (Elaine A. Pullen, Michael K. Lorelli and John R. Webb). In connection with the June 1994 acquisition by the Company of all of the capital stock of Trident, Inc., the Company's predecessor, the stockholders of the Company entered into an agreement (the "Stockholders' Agreement") pursuant to which, among other things, they agreed to elect as directors the respective nominees of certain groups of stockholders. Messrs. Greenberg, Van Brimer, Norris and Anderson were elected directors of the Company pursuant to these provisions of the Stockholders' Agreement as the nominees of certain of the stockholder groups. The Stockholders' Agreement was terminated upon consummation of the Company's initial public offering (the "IPO") in March of 1996.

     During the fiscal year ended September 30, 1998 ("Fiscal 1998"), the Board of Directors met 13 times. During Fiscal 1998, each director attended at least 75% of the aggregate of (i) the total number of meetings of the Board of Directors (held during the period for which such director served on the Board of Directors) and (ii) the total number of meetings of all committees of the Board of Directors on which such director served (during the periods for which such director served on such committee or committees).

     Audit Committee. The Board of Directors has established an Audit Committee currently consisting of Messrs. Greenberg and Webb (the "Audit Committee"). The Audit Committee recommends the firm to be appointed as independent accountants to audit the Company's financial statements and to perform services related to the audit, reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants the Company's year-end operating results and considers the adequacy of the Company's internal accounting procedures. The Audit Committee met once during Fiscal 1998.

     Compensation Committee. The Board of Directors has also established a Compensation Committee currently consisting of Messrs. Van Brimer, Anderson and Lorelli (the "Compensation Committee"). The Compensation Committee reviews and recommends the compensation arrangements for all directors and officers and approves such arrangements for other senior level employees. The Compensation Committee also administers and takes such other action as may be required in connection with the incentive plans of the Company and its subsidiaries, including the Company's Senior Management Bonus Plan (the "Bonus Plan") and the Company's Third Amended and Restated 1994 Stock Option and Grant Plan (the "Stock Option Plan"). In administering the Bonus Plan, the Compensation Committee determines those managers and key executives of the Company who will be eligible for cash bonuses if certain financial goals (such as specified revenue levels, maintenance of positive cash flow or addition of economic value) and business objectives are met. The Compensation Committee, in its discretion, may change the bonus formulae and designate additional employees as participants in the Bonus Plan from time to time. In administering the Stock Option Plan, the Compensation Committee determines the options to be issued to eligible persons under the Stock Option Plan and prescribes the terms and provisions of such options. In addition, the Compensation Committee construes and interprets the Stock Option Plan and issuances thereunder, and establishes, amends and revokes rules and regulations for administration of the Stock Option Plan. All actions taken by the Compensation Committee with respect to the Stock Option Plan are subject to the approval of the full Board of Directors. The Compensation Committee met twice during Fiscal 1998.

     The Board of Directors does not have a standing nominating committee. The full Board of Directors performs the function of such a committee.

BIOGRAPHICAL INFORMATION REGARDING DIRECTORS

     The following biographical descriptions set forth certain information with respect to the members of the Company Board, based on information furnished to the Company by each director.

     R. Hugh Van Brimer founded Trident, Inc., the Company's predecessor, in 1989 and served as President and Chief Executive Officer of the predecessor and, subsequently, the Company, until 1995. Mr. Van Brimer currently serves as Chairman of the Board of Directors of the Company, a position he has held since the Company's inception. Mr. Van Brimer is also Chairman of the Board of SEFE Overseas Limited, an international investment consortium. Mr. Van Brimer holds a B.S. in Physics from Western Michigan University and is a graduate of the Advanced Management Program of the Harvard Business School. He is 68 years old.

     Robert S. Anderson has served as a director of the Company since October 27, 1994. Since 1988, Mr. Anderson has served as Senior Vice President of Brean Murray & Co., Inc. ("Brean Murray," formerly Brean Murray, Foster Securities, Inc.) and as Vice President of BMI Capital, a registered investment adviser and an affiliate of Brean Murray. He is 57 years old.

     Russell J. Greenberg was named a director of the Company on June 24, 1994 and served as a director until October 27, 1994. He was then re-elected to the Board of Directors on May 18, 1995. Mr. Greenberg was a founder and is currently the President of MaxCapital, LLC, a private equity firm specializing in buyouts and financial advisory work. Previously, Mr. Greenberg served as an Executive Vice President of Chatfield Dean &

Co., Inc. from August 1994 to December 1996 and as a Managing Director of Corporate Finance at Brean Murray from November 1992 to July 1994. Prior to that, Mr. Greenberg was head of Mergers and Acquisitions at Daiwa Securities of America, Inc. from 1990 to 1992. He is 41 years old.

     Norman L. Norris has been a director of the Company since June 24, 1994. Mr. Norris is a partner at the law firm of Woodcock, Washburn, Kurtz, Mackiewicz & Norris in Philadelphia, Pennsylvania, where he has practiced since 1968. Mr. Norris' law firm represents the Company on an ongoing basis as intellectual property counsel. He is 56 years old.

     Elaine A. Pullen joined the Company as President and Chief Operating Officer in August 1994. She has been President since that time and, in addition, has served as a director and Chief Executive Officer since April 1, 1995. Prior to joining the Company, Ms. Pullen served as a director of Linx Printing Technologies, PLC ("Linx") from September 1992 to August 1994, where she also served as Business Operations Director from February 1994 to August 1994 and as Engineering Director from September 1992 to February 1994. Prior to that, Ms. Pullen served as President of Linx USA from 1991 to 1992, and as Vice President of Applied Research and Engineering of Videojet Systems International, Inc. from 1988 to 1991. Ms. Pullen holds a B.S. in Applied Physics from the British Institute of Physics. She has 25 years of experience in research and development, marketing and operations management in the ink jet printing field. She is 44 years old.

     John R. Webb has been a director of the Company since February 3, 1997. From 1994 to 1996, Mr. Webb served as president of Exxon Chemical Americas, and in 1995 also served as Assistant to the Chairman of Exxon Corporation. Prior to that, Mr. Webb served as president of Exxon Chemical Company's Performance Products Business Group and the Polymers Business Group and as Executive Vice President of Exxon Enterprises. He is 57 years old.

     Michael K. Lorelli has been a director of the Company since November 29, 1995. Mr. Lorelli currently serves as a Partner of Treacy & Company, LLC. From September 1996 to December 1996, Mr. Lorelli served as Chief Executive Officer and President of MobileMedia Corporation, which operates under the name "MobileComm," from October 1994 to August 1996, he was President for North America and Latin America of Tambrands, Inc., and from November 1992 to September 1994, he was President of Pizza Hut International. Prior to that, Mr. Lorelli served as President of Pepsi Cola East, a division of Pepsico, Inc., from August 1989 to October 1992. Mr. Lorelli also serves on the Board of Directors of Tri-Point Medical Corporation. He is 47 years old.

BIOGRAPHICAL INFORMATION REGARDING EXECUTIVE OFFICERS OF THE COMPANY

     The following biographical descriptions set forth certain information with respect to the executive officers of the Company, based on information furnished to the Company by each executive officer.

     Elaine A. Pullen is the Company's President and Chief Executive Officer. For biographical information regarding Ms. Pullen, see "--Biographical Information Regarding Directors" above.

     J. Leo Gagne joined the Company in February 1996 as Vice President and Chief Financial Officer. Prior to joining the Company, Mr. Gagne served as Director--Enterprise Group of Arthur Andersen LLP in Hartford, Connecticut, where he was employed since 1977. Mr. Gagne, a Certified Public Accountant, holds a B.S. in Accounting from the University of Connecticut. He is 42 years old.

     Andrew S. Borg joined the Company in May 1998. Prior to joining the Company, Mr. Borg served as Director of Corporate Communications Worldwide, and Director of Marketing for Electronics For Imaging, Inc. from June 1996 to April 1998. Mr. Borg served as Industry Marketing Manager, Digital Trade Services for Scitex America Corporation from March 1995 to June 1996. He was the Senior Director, Strategic and Product Marketing, for Splash Technologies Inc. (formerly ColorAge Inc.) from January 1993 to February 1995. Prior to that, Mr. Borg held a variety of marketing positions at DuPont Printing and Publishing, E.I. DuPont de Nemours and Co., and Crossfield Electronics, Inc. Mr. Borg holds a Bachelor of Arts degree with honors from Harvard College and a Master of Communication Arts from the New York Institute of Technology. He is 44 years old.

     Robert L. Rogers joined the Company in 1989 as Director of Engineering, served as Director of Research and Development from January 1995 to August 1996 and has served as Vice President of Research since August 1996. Prior to that, Mr. Rogers was involved in ink jet research at Exxon Enterprises Printing Systems, Inc. and Dataproducts Corporation. Mr. Rogers holds a B.S. in Mechanical Engineering from Cornell University. He is 44 years old.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     Directors. Directors of the Company who are also employees receive no additional compensation for their services as a director. Non-employee directors are entitled to receive $10,000 per year for their services as a director. Non-employee directors are entitled to convert this $10,000 cash payment into stock options which will not qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") ("Non-Qualified Options"), on a three-for-one basis (as more fully described below). Non-employee directors are entitled to be paid $1,500 for attendance at each regularly scheduled quarterly Board of Directors meeting, $333 per interim telephonic Board of Directors meeting attended and $500 per committee meeting attended. The Company also has a stock ownership policy for non-employee directors pursuant to which each non-employee director is required to own Common Stock with a value of no less than $75,000 (valued at the higher of cost or fair market value) by the end of the thirty-sixth month after such director was elected to the Board of Directors.

     Under the Stock Option Plan, non-employee directors receive upon their initial election to the Board a Non-Qualified Option to purchase up to 5,000 shares of Common Stock, which option vests on the first anniversary of the date of grant. Also under the Stock Option Plan, each non-employee director receives on the first business day following January 1 of each year a Non-Qualified Option to purchase up to 8,000 additional shares of Common Stock, which option vests on the first anniversary of the date of grant (no such option is granted, however, to any person first elected or appointed to the Board of Directors within six months prior to any such grant date). Non-employee directors are also entitled to convert their $10,000 annual cash retainer into Non-Qualified Options on a three-for-one basis such that, upon such a conversion, a non-employee director will be granted a Non-Qualified Option to purchase three times the number of shares of Common Stock that an investment of $10,000 would purchase on the Nasdaq National Market as of such date, which options shall vest on the first anniversary of the date of grant. Elections to so convert must be made by non-employee directors on the first business date following January 1 of each year and, once made, shall be irrevocable. All Non-Qualified Options granted to non-employee directors are granted with exercise prices equal to the fair market value of shares of Common Stock on the date of grant and have ten-year terms. During calendar 1998 and 1999, all non-employee directors elected to receive options in lieu of their cash retainer.

     All directors of the Company are reimbursed for travel expenses incurred in attending meetings of the Board of Directors and its committees.

     Executive Officers. The following table sets forth the compensation awarded to the Company's Chief Executive Officer and the three (3) other most highly compensated executive officers of the Company whose total salary and bonus exceeded $100,000 during Fiscal 1998.

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG TERM
                                                                               COMPENSATION
                                                        ANNUAL                    AWARDS
                                                     COMPENSATION       ---------------------------
                                                   -----------------                    ALL OTHER
                                                   SALARY     BONUS       OPTIONS      COMPENSATION
NAME AND PRINCIPAL POSITION                YEAR      ($)       ($)           #              $
---------------------------                ----    -------    ------    ------------   ------------
Elaine A. Pullen.........................  1998    173,719    26,494       10,000         4,608(1)
  Chief Executive Officer                  1997    157,306    53,548       10,000         4,909(1)
                                           1996    135,065    39,340           --         3,743(1)
J. Leo Gagne.............................  1998    148,003     9,494       10,000         4,725(1)
  Chief Financial Officer                  1997    143,577     1,360       10,000         2,123(1)
                                           1996(2)  80,772    11,707       10,000            --
Robert L. Rogers.........................  1998     99,441     6,539       10,000         3,179(1)
  Vice President of Research               1997     95,261    17,211           --         3,374(1)
                                           1996     81,420    19,621           --         3,031(1)
Richard A. Cutting.......................  1998(3) 120,001     7,144       10,000         2,706(1)
  Vice President of Engineering            1997    109,847    11,093       10,000            --

---------------
(1) Represents contributions by the Company under its 401(k) Plan on behalf of Ms. Pullen and Messrs. Gagne and Rogers.

(2) Mr. Gagne's employment with the Company commenced on February 26, 1996.

(3) Mr. Cutting's employment with the Company terminated on December 31, 1998.

                       OPTION GRANTS IN FISCAL YEAR 1998
                               INDIVIDUAL GRANTS

                                                                                         POTENTIAL REALIZABLE
                         NUMBER OF                                                         VALUE AT ASSUMED
                         SECURITIES    PERCENT OF TOTAL                                  ANNUAL RATES OF STOCK
                         UNDERLYING         OPTIONS          EXERCISE                   PRICE APPRECIATION FOR
                          OPTIONS         GRANTED TO            OR                          OPTION TERM(1)
                          GRANTED        EMPLOYEES IN       BASE PRICE    EXPIRATION    -----------------------
NAME                           #            FISCAL YEAR         ($/SH)         DATE         5%($)        10%($)
----                     ----------    ----------------     ----------    ----------    ----------   ----------
Elaine A. Pullen.......    10,000(2)          9.6%            $13.00       1/02/08       $ 81,756     $207,187
J. Leo Gagne...........    10,000(2)          9.6%            $13.00       1/02/08       $ 81,756     $207,187
Robert L. Rogers.......    10,000(2)          9.6%            $13.00       1/02/08       $ 81,756     $207,187
Richard A. Cutting.....    10,000(2)          9.6%            $13.00       1/02/08       $ 81,756     $207,187

---------------
(1) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based upon assumed rates of stock appreciation set by the Securities and Exchange Commission ("SEC") of five percent and ten percent compounded annually from the date the respective options were granted. Actual gains, if any, are dependent on the performance of the Common Stock. There can be no assurance that the amounts reflected will be achieved.

(2) These options vest ratably on each of the first four anniversaries of January 2, 1998, the date of grant of such options.

     Option Exercises and Year-End Holdings. The following table sets forth the aggregate number of options exercised in Fiscal 1998 and the value of options held at the end of Fiscal 1998 by the Company's Chief Executive Officer and the three (3) other most highly compensated executive officers of the Company whose total salary and bonus exceeded $100,000 during Fiscal 1998.

AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1998 AND FISCAL YEAR-END 1998 OPTION
                                     VALUES

                                                                                             VALUE OF
                                                                  NUMBER OF SECURITIES      UNEXERCISED
                                                                 UNDERLYING UNEXERCISED    IN-THE-MONEY
                                                                   OPTIONS AT FISCAL     OPTIONS AT FISCAL
                                     SHARES                           YEAR-END (#)         YEAR-END ($)
                                   ACQUIRED ON       VALUE            EXERCISABLE/         EXERCISABLE/
NAME                               EXERCISE(#)    REALIZED(#)        UNEXERCISABLE       UNEXERCISABLE(1)
----                               -----------    -----------    ----------------------  -----------------
Elaine A. Pullen.................     5,000        $ 76,000          25,500/27,500       $192,740/$83,800
J. Leo Gagne.....................        --              --           7,500/22,500             $0/$0
Robert L. Rogers.................        --              --           6,000/14,000        $22,995/$7,665
Richard A. Cutting...............        --              --           2,500/17,500             $0/$0

---------------
(1) Based on $9.38 per share, the price of the last reported trade of the Common Stock on the Nasdaq National Market on September 30, 1998.

EMPLOYMENT ARRANGEMENTS WITH EXECUTIVE OFFICERS

     The Company has an executive employment agreement with its President and Chief Executive Officer Elaine A. Pullen, the term of which ends on November 1, 2000. The agreement may be terminated by the Company (i) if certain business performance goals established by the Board of Directors are not attained; (ii) if certain of Ms. Pullen's confidentiality obligations have not been met, or
(iii) if there are other grounds (as outlined in the agreement) for termination of the agreement by the Company. The agreement provides that Ms. Pullen will not, during or after the term of the agreement, disclose any confidential information (as defined in the agreement) pertaining to the business of the Company or to the business of any actual or potential client or customer of the Company, to any third party. Ms. Pullen is also subject to certain restrictions on competition with the Company both during the term of the agreement and for one year after the termination of her employment for any reason. In consideration for the confidentiality provisions and the restrictions on competition, upon the expiration or termination of the agreement, or upon the leaving of the employ of the Company by Ms. Pullen, Ms. Pullen is entitled to one year's compensation (including base salary, bonus, the earned portion of any interest in a profit sharing or other similar plan, and all benefits (as outlined in the agreement)) to be paid within thirty days of the date of such expiration or termination or leaving the employ of the Company.

     In addition, Ms. Pullen's executive employment agreement provides that in the event of the Involuntary Termination (as defined below) of her employment within two years following a change in control of the Company, Ms. Pullen is entitled to the following severance benefits: (i) the present value equivalent (on a 10% discounted basis) of salary continuation for three years (based on the base salary in effect on the date of such Involuntary Termination together with the ordinary and customary additional elements of compensation attendant to Ms. Pullen's position (other than stock options)); (ii) coverage for three years under all Company perquisites and benefit plans as if Ms. Pullen were still an active employee; (iii) the acceleration of all unexercised stock options (unless provision is made in connection with such change in control for the assumption of existing options or the substitution for such options of new options of the successor entity, with appropriate adjustments); and (iv) employment search assistance through a professional outplacement organization and office and secretarial support for up to one year. In addition to actual termination of employment, the following events, among others, are deemed "Involuntary Terminations" under Ms. Pullen's executive employment agreement: (i) a reduction in base salary or the ordinary and customary additional elements of compensation (subject to certain exceptions based on performance or in connection with broadly based compensation reduction programs); (ii) a material reduction in Ms. Pullen's functions, duties or responsibilities; (iii) a geographic reassignment (greater than 50 miles); and/or (iv) a breach of the executive employment agreement by the Company; provided that if Ms. Pullen fails to object to a change of the type specified in
(i) through (iv) within 180 days of any such change, she will be deemed to have waived her rights to severance with respect to such change.

     On January 6, 1999, the Company and Ms. Pullen amended certain provisions of Ms. Pullen's executive employment agreement. The amendment to the agreement provides that, in connection with a change in control occurring on or prior to April 30, 1999, the period during which Ms. Pullen must object to an event she believes constitutes an Involuntary Termination is extended until December 31, 1999 (rather than 180 days following the date of the alleged Involuntary Termination). In addition, the amendment provides that, if any portion of the payments to be received by Ms. Pullen in connection with an Involuntary Termination following a change in control would constitute an "excess parachute payment" under Section 280G of the Internal Revenue Code of 1986, as amended, the Company will provide a "gross-up" payment to Ms. Pullen sufficient to provide her with the same after-tax amount she would have received but for the excise and income taxes due under said Section 280G (or any additional taxes on such grossed-up amount). The amendment provides that the "gross-up" payment to Ms. Pullen shall in no event exceed $160,000. The other provisions of Ms. Pullen's executive employment agreement were not affected by the amendment.

     In connection with entering into the Merger Agreement, the Company's Board of Directors determined that Ms. Pullen will be entitled to receive an $80,000 bonus upon consummation of the Merger, so long as the Merger is consummated on or before April 30, 1999. Ms. Pullen has acknowledged that this payment will represent all bonus due to her during 1999 under her executive employment agreement. Ms. Pullen will also be entitled to certain payments under the Employee Retention Plan adopted by the Company in connection with the Merger Agreement.

     The Company also has an executive employment agreement with its Chief Financial Officer J. Leo Gagne, the term of which ends on May 31, 2000. The agreement may be terminated by the Company (i) if certain business performance goals established by the Board of Directors are not attained; (ii) if certain of Mr. Gagne's confidentiality obligations have not been met, or (iii) if there are other grounds (as outlined in the agreement) for termination of the agreement by the Company. The agreement provides that Mr. Gagne will not, during or after the term of the agreement, disclose any confidential information (as defined in the agreement) pertaining to the business of the Company or to the business of any actual or potential client or customer of the Company, to any third party. Mr. Gagne is also subject to certain restrictions on competition with the Company both during the term of the agreement and for one year after the termination of his employment for any reason. In consideration for the confidentiality provisions and the restrictions on competition, upon the expiration or termination of the agreement, or upon the leaving of the employ of the Company by Mr. Gagne, Mr. Gagne is entitled to one year's compensation (including base salary, bonus, the earned portion of any interest in a profit sharing or other similar plan, and all benefits (as outlined in the agreement)) to be paid within thirty days of the date of such expiration or termination or leaving the employ of the Company.

     In addition, Mr. Gagne's executive employment agreement provides that in the event of the Involuntary Termination of his employment within two years following a change in control of the Company, Mr. Gagne is entitled to the following severance benefits: (i) salary continuation for two years (based on the base salary in effect on the date of such Involuntary Termination together with ordinary and customary additional elements of compensation attendant to Mr. Gagne's position (other than stock options)) (subject to the limitation of the foregoing salary and customary additional elements of compensation continuation during the second year following his Involuntary Termination by the amount of equivalent base salary, fees, and other compensation elements Mr. Gagne may receive from any employment, consultancy, board services or other similar business arrangement secured with another party during the second year of the two year continuation period, and the Company shall only be obligated to pay the difference between the aggregate of such salary continuation and elements, and the value of compensation received from another party, if less); (ii) coverage for two years under all Company perquisites and benefit plans as if Mr. Gagne were still an active employee (subject to mitigation during the second year following an Involuntary Termination); (iii) the acceleration of all unexercised stock options (unless provision is made in connection with such change in control for the assumption of existing options or the substitution for such options or new options of the successor entity, with appropriate adjustments); and (iv) employment search assistance through a professional out placement organization and office and secretarial support for up to one year. The definition of the term "Involuntary Termination" in Mr. Gagne's executive employment agreement is the same as that contained in Ms. Pullen's executive employment agreement, as described above.

     On January 6, 1999, the Company and Mr. Gagne amended Mr. Gagne's executive employment agreement. The amendment clarified Mr. Gagne's obligations to mitigate the payments to which he would be entitled in connection with an Involuntary Termination following a change in control, but did not affect the other provisions of Mr. Gagne's executive employment agreement.

     In connection with entering into the Merger Agreement, the Company's Board of Directors determined that Mr. Gagne will be entitled to receive a $48,000 bonus upon consummation of the Merger, so long as the Merger is consummated prior to April 30, 1999. Mr. Gagne has acknowledged that this payment will represent all bonus due to him during 1999 under his executive employment agreement. Mr. Gagne will also be entitled to certain payments under the Employee Retention Plan adopted by the Company in connection with the Merger Agreement.

MANAGEMENT BONUS PLAN

     The Company has established a Bonus Plan for its key managers and executives. Under the Bonus Plan, the Compensation Committee has the discretion to determine those key managers and executives of the Company who will be eligible for cash bonuses if certain financial and business objectives are achieved. Key managers and executives must have one year of service at the Company in order to qualify for bonuses under the Bonus Plan. The formula for determining each participant's bonus is established annually by the Compensation Committee and is based upon the achievement of financial goals (such as specified revenue levels, maintenance of positive cash flow or addition of economic value) and business objectives specified in the Bonus Plan. The Compensation Committee may change the bonus formulae and designate additional employees as participants in the Bonus Plan from time to time.

EMPLOYEE RETENTION PLAN

     On January 6, 1999, in connection with entering into the Merger Agreement, the Company adopted an Employee Retention Plan (the "Retention Plan") for the benefit of the Company's officers and employees. As soon as practicable, the Company will, in consultation with Parent, designate those officers and employees of the Company who will be eligible to receive payments under the Retention Plan. The total amount which officers and employees will be eligible to receive under the Retention Plan is $475,000. Ms. Pullen and Mr. Gagne will be entitled to $137,750 and $37,750, respectively, under the Retention Plan. The remaining $300,000 under the Retention Plan will be allocated as soon as practicable among the Company's other officers and employees.

     In the event that the employment of any designated officer or employee under the Retention Plan is terminated (other than voluntarily by the officer or employee) between the closing of the Merger and the close of business on December 31, 1999 for any reason other than for good cause, such officer or employee will receive a payment in the amount designated under the Retention Plan. In addition, each designated officer and employee who is still employed by the Company or a successor to the Company on January 1, 2000 shall receive a payment in the amount designated under the Retention Plan.

     For purposes of the Retention Plan, a reduction in an officer's or an employee's (other than Ms. Pullen and Mr. Gagne) base salary, benefits, compensation plan or commission rate will be deemed to constitute a termination of such officer or employee. In the case of Mr. Gagne, any action which would constitute an Involuntary Termination under his executive employment agreement will be deemed to constitute a termination of his employment for purposes of the Retention Plan. Ms. Pullen will not be entitled to any payment under the Retention Plan in the case of an event that would constitute an Involuntary Termination (other than an actual termination) under her executive employment agreement. A copy of the Retention Plan is attached to the Schedule 14D-9 as
Exhibit 11 thereto and is incorporated herein by reference.

SEVERANCE POLICY

     The Company also maintains a severance policy pursuant to which any employee of the Company whose employment is terminated without cause is entitled to severance in the amount of one week's compensation for each fully completed six month period that such employee has been employed by the Company or one of its predecessors. Pursuant to the Merger Agreement, Parent has agreed to maintain this severance policy at least until December 31, 1999.

STOCK PERFORMANCE GRAPH

     The following graph provides a comparison of cumulative total stockholder return for the period from February 27, 1996 (the date on which the Common Stock was first registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and publicly traded) through September 30, 1998, among the Company, the Nasdaq Stock Market US Companies Index (the "Nasdaq-US Index") and the Center for Research in Security Prices ("CRSP") Computer Manufacturers Index (the "Peer Group Index," an index of Nasdaq Stock Market traded companies (both domestic and foreign) with Standard Industrial Classification Code Numbers from 3570 to 3579). The Stock Performance Graph assumes an investment of $100 in each of the Company and the two indices, and the reinvestment of any dividends. The historical information set forth below is not necessarily indicative of future performance. Data for the Nasdaq-US Index and the Peer Group Index was provided to the Company by CRSP.

                              [PERFORMANCE GRAPH]

                                                             Nasdaq Stock       Nasdaq Computer
                                          'Trident            Market (US         Manufacturers
                                    International, Inc.       Companies)            Stocks
2/27/96                                  $100.00               $100.00             $100.00
9/30/96                                    93.20                111.70              114.20
9/30/97                                    92.50                153.40              163.50
9/30/98                                    51.00                156.70              232.30

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Board of Directors consists of R. Hugh Van Brimer, Chairman, Robert S. Anderson and Michael K. Lorelli. None of the members of the Compensation Committee are employees of the Company.

     The Compensation Committee is responsible for (1) reviewing and approving the Company's compensation and retirement practices and plans, (2) reviewing and approving remuneration programs for its officers, directors and most highly paid executives, (3) reviewing and approving stock option grants (subject to the approval of the full Board of Directors), (4) reviewing and approving the performances of and compensation for the Company's Chief Executive Officer and the executive officers reporting directly to the Chief Executive Officer, and
(5) the review and submission to the full Board of Directors for approval of the succession plans for the Chief Executive Officer and other executive officers.

COMPENSATION PHILOSOPHY AND PRACTICE

     The Compensation Committee believes that leadership and motivation of the Company's employees is critical to the continued success of the Company and that pay for performance is the foundation of any remunerated enterprise. In support of these philosophies, the Compensation Committee structures its compensation program to achieve the following objectives:

          1. Offer compensation opportunities that attract and retain exceptionally talented individuals, motivate individuals to perform at their highest levels and reward achievements that further the business strategy of the Company.

          2. Link a significant portion of the executive's total compensation to the annual and long-term financial performance of the Company as well as to the creation of stockholder value.

          3. Encourage executives to manage from the perspective of ownership of the Company.

     Each year the Compensation Committee conducts a full review of the Company's executive and employee compensation program. In Fiscal 1998, the Company utilized information provided by the Connecticut Business and Industry Association, the American Electronics Association and the National Institute of Business Management and a review of compensation paid to executives in companies in related industries to assist in a review of the current compensation practices of the Company, to assess the competitive level of compensation and to approve specific objective performance measures consistent with the approved business plan for use in awarding bonus compensation.

     Based upon its own deliberations and the consideration of data indicating the level of compensation of companies of similar size, complexity, revenues and growth potential and recognizing the caliber, level of experience and performance of the Company's management, the Compensation Committee believes that the Company's executive compensation practices maintain an overall level of compensation that is competitive.

     The executive and management compensation consists of base pay, capped profit incentive, a discretionary bonus and an incentive stock option plan. This total compensation program is intended to provide executive officers and senior management with a competitive salary while at the same time emphasizing the bonus and long-term components of total compensation. In keeping with recent compensation trends in industry, the Compensation Committee has increasingly strengthened emphasis on the "at risk" portion of executive pay to drive business results to plan and to assure stockholder return. All management employees at the Company have been placed in one of sixteen pay grades, each grade being commensurate with the duties and responsibilities undertaken by each such employee. Each pay grade is assigned a minimum, mid-point and maximum salary range. The dollar amounts comprising the minimum, mid-point and maximum ranges were established by Company personnel working with executive compensation consultants from comparisons to companies of similar size and similar lines of business with the Company as published in compensation surveys. The determination of the base pay of the executive officers who report to the Chief Executive Officer is made by reviewing the performance of each individual executive officer and recommendations of Ms. Pullen, the Company's Chief Executive Officer. The Compensation Committee determines the base compensation of the Chief Executive Officer without her participation. The determination of the base compensation of the Chief Executive Officer is made by weighing the performance of the Chief Executive Officer against predetermined specific objectives as well as variable objectives such as unplanned activities, intra-period modifications, changes of priorities and new opportunities.

     Performance is judged by comparing specific objectives determined at the beginning of the year. A review and approval of the salaries being paid to the executive officers and managers reporting to the Chief Executive Officer was conducted at a meeting of the Compensation Committee held on November 19, 1998. Ms. Pullen, the Company's Chief Executive Officer, made recommendations premised on keeping salaries of the Company's executive officers competitive with those of other companies in similar lines of business.

MANAGEMENT BONUS PLAN

     Additional compensation is awarded to the Company's executives by the Compensation Committee pursuant to the Bonus Plan. If earned, annual awards can be 10% to 50% of an employee's base pay (subject to adjustment in the discretion of the Compensation Committee). Awards made pursuant to the Bonus Plan are based on fiscal year performance of the Company and completion of specific assignments and goals. The award is then be pro-rated for the length of service within the qualifying fiscal year. Of the total amount of an award, 50% is based on achievement of financial goals and 50% is based on achievement of specific non-financial objectives. Twenty-one executives are presently eligible to participate in the Bonus Plan.

PROFIT INCENTIVE PLAN

     The Company's Profit Incentive Plan is available to all regular employees who were employed as of the beginning of the applicable fiscal quarter. Awards are computed quarterly and are based 40% on financial goals and 60% on non-financial objectives as selected by the Chief Executive Officer. No award with respect to non-financial objectives will be made unless the Company's financial goals are 90% achieved. An additional annual bonus may be awarded if annual financial goals are achieved. The maximum annual salary which can be used as a basis of the bonus computation under the Profit Incentive Plan is $80,000.

R. HUGH VAN BRIMER
ROBERT S. ANDERSON
MICHAEL K. LORELLI

                       COMPENSATION COMMITTEE INTERLOCKS
                AND INSIDER PARTICIPATION; CERTAIN TRANSACTIONS

     Since the IPO, the Company's executive compensation has been determined by the Compensation Committee of the Company's Board of Directors, which currently consists of Messrs. Van Brimer, Anderson and Lorelli. Mr. Van Brimer served as Chief Executive Officer of the Company from its founding until April 1995, and currently acts as a consultant to the Company.

                      SECURITY OWNERSHIP OF MANAGEMENT AND
                           CERTAIN BENEFICIAL OWNERS

     The following table sets forth as of January 1, 1999 (except as otherwise indicated) certain information regarding the beneficial ownership of Common Stock by (i) each person or "group" (as that term is defined in Section 13(d)(3) of the Exchange Act) known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) the Company's Chief Executive officer and the other most highly compensated executive officers whose total salary and bonus exceeded $100,000 during Fiscal 1998 and who continue to be employed by the Company, (iii) each director and nominee for director of the Company and (iv) all directors and executive officers as a group (ten(10) persons). Except as otherwise indicated, each person listed below has sole voting and investment power over the shares of Common Stock shown as beneficially owned.

                                                               NUMBER OF SHARES      PERCENT OF
NAME                                                          BENEFICIALLY OWNED   COMMON STOCK(1)
----                                                          ------------------   ---------------
Eagle Asset Management, Inc.................................        555,900(2)           8.6%
  800 Carillon Parkway
  St. Petersburg, FL 33716

Wellington Management Co., LLP..............................        680,000(2)          10.5%
  75 State Street
  Boston, MA 02109

T. Rowe Price Associates, Inc...............................        790,168(2)          12.2%
  100 East Pratt St.
  Baltimore, MD 21202

Elaine A. Pullen............................................         95,000(3)           1.5%

J. Leo Gagne................................................         15,691(4)             *

Robert L. Rogers............................................         25,232(5)             *

R. Hugh Van Brimer..........................................        200,003(6)           3.1%

Robert S. Anderson..........................................         69,032(7)           1.1%

Russell J. Greenberg........................................        102,774(8)           1.6%

Norman L. Norris............................................        259,566(9)           4.0%

Michael K. Lorelli..........................................         21,558(10)            *

John R. Webb................................................         16,808(11)            *

All directors and executive officers as a group
(10 persons)................................................        805,664             12.2%

---------------
   * Less than one percent

 (1) The number of shares of Common Stock outstanding used in calculating the percentage for each listed person includes the shares of Common Stock underlying the options or warrants held by such person or entity that are exercisable within 60 days of January 1, 1999 but excludes shares of Common Stock underlying options or warrants held by any other person.

 (2) Based on information contained in filings by this entity with the Securities and Exchange Commission.

 (3) Includes 50,000 shares owned by The Robinson-Humphrey Company, LLC as IRA Custodian for Ms. Pullen and 40,500 options underlying options that are currently exercisable or that become exercisable within 60 days.

 (4) Includes 15,000 shares underlying options that are currently exercisable or that become exercisable within 60 days.

 (5) Includes 9,250 shares underlying options that are currently exercisable or that become exercisable within 60 days.

 (6) Includes 19,526 shares beneficially owned by Mr. Van Brimer's wife, Jane W. Van Brimer. Mr. Van Brimer disclaims beneficial ownership of the shares beneficially owned by Mrs. Van Brimer. Also includes 12,808 shares underlying options that are currently exercisable or that become exercisable within 60 days.

 (7) Includes 37,483 shares owned by the Delaware Charter Retirement Plan as Custodian for Mr. Anderson and 12,808 shares underlying options that are currently exercisable or that become exercisable within 60 days.

 (8) Includes 12,808 shares underlying options that are currently exercisable or that become exercisable within 60 days.

 (9) Includes 122,667 shares beneficially owned by Mr. Norris' wife, Nancy Norris. Mr. Norris disclaims beneficial ownership of the shares beneficially owned by Mrs. Norris. Also includes 13,808 shares underlying options and warrants that are currently exercisable or that become exercisable within 60 days.

(10) Includes 16,558 shares underlying options that are currently exercisable or that become exercisable within 60 days.

(11) Includes 12,808 shares underlying options that are currently exercisable or that become exercisable within 60 days.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE.

     Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "SEC") and Nasdaq. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on a review of the copies of such reports and amendments thereto furnished to the Company and written representations that no other reports were required during, or with respect to, Fiscal 1998, all Section 16(a) filing requirements applicable to its executive officers, directors and greater than 10% beneficial owners were satisfied except that Mr. Borg inadvertently failed to file a timely report relating to becoming an officer of the Company in May 1998.

                                    ANNEX I

          DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER AND PARENT

     The following table sets forth the name, business address, principal occupation or employment at the present time and during the last five years, and the name, principal business and address of any corporation or other organization in which such occupation or employment is or was conducted, of the executive officers and directors of the Purchaser and Parent, all of whom are citizens of the United States. The business address of such persons is in care of Illinois Tool Works Inc., 3600 West Lake Avenue, Glenview, Illinois 60025-5811. Each person has had the principal occupation or employment listed for more than the past five years, except as otherwise noted or, with respect to an officer of Parent, prior to the position indicated may have held some other executive position with Parent during the five year period. Directors of Parent are indicated with an asterisk. Directors of the Purchaser are indicated with a cross; unless otherwise indicated, the office is that of Parent.

                                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
             NAME (AGE)                                FIVE-YEAR EMPLOYMENT HISTORY
             ----------                       ----------------------------------------------
William F. Aldinger III* (51)........  Chairman and Chief Executive Officer of Household
                                       International, Inc. since 1994. Mr. Aldinger served in
                                       senior officer positions at Wells Fargo Bank during the
                                       period from 1986 to 1994. Mr. Aldinger is a director of
                                       Household International, Inc., SunAmerica, Inc. and
                                       MasterCard International, Inc.

Michael J. Birck* (60)...............  Founder, and President and Chief Executive Officer since
                                       1975, of Tellabs, Inc. Mr. Birck is a director of USF&G
                                       Corporation and Molex, Inc.

Marvin D. Brailsford* (60)...........  Vice President of Kaiser Hill Company LLC since 1996;
                                       founder and President of the Brailsford Group from 1995 to
                                       1996; and President of Metters Industries from 1992 to 1995.

Thomas W. Buckman (61)...............  Vice President Patents and Technology. Mr. Buckman is a Vice
                                       President of Purchaser.

Susan Crown* (40)....................  Vice President, Henry Crown and Company since 1984. Henry
                                       Crown and Company is a family owned and operated company
                                       with investments in securities, real estate, resort
                                       properties and manufacturing operations. Ms. Crown is a
                                       director of Baxter International Inc. and Northern Trust
                                       Corporation and its subsidiary, The Northern Trust Company.

H. Richard Crowther* (66)............  Former Vice Chairman. He is a director of Applied Power Inc.

W. James Farrell* (56)...............  Chairman since 1996 and Chief Executive Officer since 1995.
                                       Mr. Farrell served as President from 1994 until 1996 and as
                                       Executive Vice President from 1983 to 1994. Mr. Farrell is a director of Morton International, Inc., Premark
                                       International, Inc. and the Quaker Oats Company.

Russell M. Flaum (48)................  Executive Vice President.

L. Richard Flury* (51)...............  Executive Vice President, Amoco Corporation (energy and chemicals) since 1996, formerly Senior Vice President for
                                       Shared Services from 1994 through 1995 and Executive Vice
                                       President, Amoco Chemical Co., from 1991 to 1994.

Thomas J. Hansen (50)................  Executive Vice President.

Stewart S. Hudnut+ (59)..............  Senior Vice President, General Counsel and Secretary. Mr.
                                       Hudnut is a director, a Vice President and the Secretary of the Purchaser.

John Karpan (58).....................  Senior Vice President, Human Resources.

                                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
             NAME (AGE)                                FIVE-YEAR EMPLOYMENT HISTORY
             ----------                       ----------------------------------------------
Jon C. Kinney (56)...................  Senior Vice President and Chief Financial Officer.

Valerie Lapinski (44)................  President of ITW Dynatec (a Parent company) and a Vice
                                       President of Purchaser.

Dennis J. Martin (48)................  Executive Vice President.

Robert C. McCormack* (59)............  Partner, Trident Capital LP (venture capital) since January
                                       1993; Assistant Secretary of the Navy from 1990 to 1993.

Robert V. McGrath (58)...............  Vice President, Tax. Mr. McGrath is Vice President, Tax of
                                       Purchaser.

Frank S. Ptak (55)...................  Vice Chairman since 1998 and Executive Vice President prior thereto.

Michael J. Robinson+ (52)............  Vice President and Treasurer. Mr. Robinson is a director, a
                                       Vice President and the Treasurer of the Purchaser.

Philip B. Rooney* (54)...............  Vice Chairman of The ServiceMaster Company (a network of quality service companies). Former President of WMX
                                       Technologies, Inc. (waste management) from 1985 until 1997.
                                       Mr. Rooney is a director of The ServiceMaster Company, Urban
                                       Shopping Centers, Inc., and Stone Container Corporation and
                                       a Trustee of the Van Kampen American Capital Open-End Funds.

F. Ronald Seager (58)................  Executive Vice President.

Harold B. Smith* (65)................  Chairman of the Executive Committee. Mr. Smith is a director of W.W. Grainger, Inc. and Northern Trust Corporation and
                                       its subsidiary, The Northern Trust Company, and a trustee of
                                       The Northwestern Mutual Life Insurance Company.

David B. Speer (47)..................  Executive Vice President.

Allan C. Sutherland (35).............  Senior Vice President, Leasing and Investments. Mr.
                                       Sutherland is a Vice President of Purchaser.

Ormond J. Wade* (59).................  Former Vice Chairman, Ameritech Corp. (telecommunications products and services) from 1987 to 1993 and President and
                                       Chief Executive Officer, Illinois Bell Telephone Company
                                       from 1982 through 1986. Mr. Wade is a director of Andrew
                                       Corporation and Westall Inc.

Hugh J. Zentmyer+ (52)...............  Executive Vice President. Mr. Zentmyer is a director and
                                       President of Purchaser.

                                       A-2